Exhibit 99.2

BLUE WOLF MONGOLIA HOLDINGS CORP.
Suite 409, Central Tower
2 Sukhbaatar Square, Sukhbaatar District 8
Ulaanbaatar 14200, Mongolia

DEAR BLUE WOLF MONGOLIA HOLDINGS CORP. SHAREHOLDERS:

You are cordially invited to attend a meeting of shareholders (the “Shareholder Meeting”) of Blue Wolf Mongolia Holdings Corp. (“we”, “us”, “our”, the “Company” or “Blue Wolf”) to be held at 10:00 a.m., Eastern Time, on April 15, 2013 at the offices of Blue Wolf’s counsel, Ellenoff Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, New York 10017. The purpose of this Shareholder Meeting is to consider and vote upon certain proposals that will enable us to continue to pursue our proposed business combination with Li3 Energy, Inc. (“Li3” or with any substitute target, the “Target”) as summarized below. The proposals, as described in further detail below, will enable us to extend our termination date in furtherance of consummating a business combination with Target. At the Shareholder Meeting, you will be asked to consider and vote upon the following proposals:

(1)	The Extension Amendment — to consider and vote upon an amendment to Blue Wolf’s memorandum and articles of association (“Charter”) extending the date by which Blue Wolf must consummate its initial business combination from April 20, 2013 to July 22, 2013 (the “Extension Amendment”);
(2)	The 80% Amendment — to consider and vote upon an amendment to the Charter removing the requirement that Blue Wolf acquire a target business that has a fair market value equal to at least 80% of the value of the funds held in the Trust Account (the “80% Amendment”);
(3)	The IMTA Amendment — to consider and vote upon an amendment to the Investment Management Trust Agreement (the “IMTA”), by and between Blue Wolf and Continental Stock Transfer & Trust Company entered into at the time of our initial public offering (the “IPO”) governing the funds held in the trust account (the “Trust Account”) to (i) permit the withdrawal and distribution of an amount not to exceed $69,854,955 (the “Withdrawal Amount”) from the Trust Account to those persons holding ordinary shares (the “shares” or “ordinary shares”) comprising part of the units sold in our IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and (ii) extend the date on which to liquidate the Trust Account in accordance with the IMTA to July 22, 2013 (the “IMTA Amendment”); and
(4)	Such other procedural matters as may properly come before the Shareholder Meeting or any adjournment or postponement thereof.

Each of these proposals is more fully described in the accompanying proxy materials.

Our Board of Directors has determined that only Blue Wolf shareholders who held Blue Wolf ordinary shares as of March 7, 2013, being the record date for the Shareholder Meeting, will be entitled to vote at the Shareholder Meeting. Whether or not you plan to attend the Shareholder Meeting, please complete, sign and date your proxy card in the pre-addressed postage paid envelope. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Shareholder Meeting and vote in person, you must obtain a proxy from your broker or bank. If you do not submit your proxy or vote in person at the Shareholder Meeting or, if you hold your shares through a broker or bank, if you do not instruct your broker how to vote your shares or obtain a proxy from your broker or bank to vote in person at the Shareholder Meeting, it will have the same effect as a vote against the proposals presented to the shareholders, as more fully described in these proxy materials.

Since the completion of the IPO, we have been dealing with many of the practical difficulties associated with the identification of an initial business combination target, negotiating business terms with potential targets, conducting related due diligence and obtaining the necessary audited financial statements. Commencing promptly upon completion of our IPO, we began to search for an appropriate business combination target. During the process, we relied on numerous business relationships and contacted investment bankers, private equity funds, consulting firms, and legal and accounting firms. On March 18, 2013, Blue Wolf entered into a memorandum of understanding (“MOU”) with Li3. However we have not finalized a definitive agreement with Li3 in accordance with the terms of the MOU and therefore will not be able to complete our business combination prior to April 20, 2013. The purpose of this Shareholder Meeting is to amend our Charter and the

IMTA in order to continue to pursue a business combination with Target. Our Charter currently provides that if we do not consummate an initial business combination by April 20, 2013, we will be required to distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata, to holders of the Public Shares by way of redemption. As explained above and further explained below, we will be unable to complete our business combination with Li3 by April 20, 2013. Our Board of Directors believes shareholders will benefit from our having additional time to consummate the business combination and is therefore proposing the foregoing amendments to the Charter and IMTA.

In connection with the proposals and running concurrently with this proxy solicitation, we are offering shareholders an opportunity to redeem their Public Shares through an issuer tender offer (the “Tender Offer”) on Schedule TO in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Holders of our Public Shares will be able to redeem their shares for a pro-rata portion of our Trust Account in the event our shareholders approve the amendments to our Charter and the IMTA. Those shareholders who wish to redeem their shares in connection with the proposals should refer to our Schedule TO and other documents relating to the Tender Offer, which documents will be made publicly available and filed with the Securities and Exchange Commission (the “SEC”) upon commencement of the Tender Offer. Holders of our shares may participate in the Tender Offer regardless of their vote for or against any of the proposals by following the instructions contained in the Tender Offer documents. Notwithstanding, consummation of the Tender Offer is conditioned on the approval of each of the proposals.

The approval of the Extension Amendment proposal, the 80% Amendment proposal and the IMTA Amendment proposal each require the affirmative vote of sixty-five percent (65%) of the issued and outstanding shares of Blue Wolf. The implementation of each proposal is conditioned upon the approval of each other proposal and, therefore, Blue Wolf’s Board of Directors will abandon the Extension Amendment, the 80% Amendment and the IMTA Amendment and not implement any of them unless each proposal is approved by the shareholders at the Shareholder Meeting and the Tender Offer is completed.

The management team and the Board of Directors of Blue Wolf firmly believe that it is in the best interests of Blue Wolf’s shareholders to extend the corporate life of Blue Wolf to July 22, 2013 to allow Blue Wolf sufficient time to enter into and consummate an initial business combination and the tender offer it will conduct in connection therewith (the “Second Tender Offer”).

We strongly encourage all shareholders to vote “FOR” the Extension Amendment, “FOR” the 80% Amendment and “FOR” the IMTA Amendment. Voting “FOR” the Extension Amendment, “FOR” the 80% Amendment or “FOR” the IMTA Amendment will NOT preclude you from exercising your redemption rights in connection with the Tender Offer or the Second Tender Offer.

Our Board of Directors has unanimously approved the Extension Amendment, the 80% Amendment and the IMTA Amendment and unanimously recommends that Blue Wolf shareholders vote FOR approval of the Extension Amendment, FOR approval of the 80% Amendment and FOR approval of the IMTA Amendment.

Enclosed are the proxy materials containing detailed information concerning the Extension Amendment, the 80% Amendment, the IMTA Amendment and the Shareholder Meeting. Whether or not you plan to attend the Shareholder Meeting, we urge you to read this material carefully and vote your shares.

Thank you for your consideration of these matters.

Sincerely,

/s/ Lee Kraus Lee Kraus Chairman and Chief Executive Officer

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. IF THE EXTENSION AMENDMENT, THE 80% AMENDMENT AND THE IMTA AMENDMENT ARE NOT APPROVED AND IMPLEMENTED, THEN NONE OF THE AMENDMENTS WILL BE EFFECTED AND THE COMPANY WILL TERMINATE THE CONCURRENT TENDER OFFER AND WILL DISTRIBUTE THE AGGREGATE AMOUNT THEN ON DEPOSIT IN THE TRUST ACCOUNT (LESS UP TO $50,000 OF THE NET INTEREST EARNED THEREON TO PAY DISSOLUTION EXPENSES), PRO RATA, TO OUR PUBLIC SHAREHOLDERS BY WAY OF REDEMPTION.

NOTICE OF SHAREHOLDER MEETING

OF BLUE WOLF MONGOLIA HOLDINGS CORP.

To be Held on April 15, 2013

PROXY MATERIALS

The meeting of shareholders (the “Shareholder Meeting”) of Blue Wolf Mongolia Holdings Corp. (“we”, “us”, “our”, the “Company” or “Blue Wolf”) to be held at 10:00 a.m., Eastern Time, on April 15, 2013 at the offices of Blue Wolf’s counsel, Ellenoff Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, New York 10017. The purpose of this Shareholder Meeting is to consider and vote upon certain proposals that will enable us to continue to pursue our proposed business combination with Li3 Energy, Inc. (“Li3” or, with any substitute target, the “Target”). The proposals, as described in further detail below, will enable us to extend our termination date in furtherance of consummating a business combination with Target. At the Shareholder Meeting, you will be asked to consider and vote upon the following proposals:

(1)	The Extension Amendment — to consider and vote upon an amendment to Blue Wolf’s memorandum and articles of association (“Charter”) extending the date by which Blue Wolf must consummate its initial business combination from April 20, 2013 to July 22, 2013 (the “Extension Amendment”);
(2)	The 80% Amendment — to consider and vote upon an amendment to the Charter removing the requirement that Blue Wolf acquire a target business that has a fair market value equal to at least 80% of the value of the funds held in the Trust Account (the “80% Amendment”);
(3)	The IMTA Amendment — to consider and vote upon an amendment to the Investment Management Trust Agreement (the “IMTA”), by and between Blue Wolf and Continental Stock Transfer & Trust Company entered into at the time of our initial public offering (the “IPO”) governing the IPO funds held in the trust account (the “Trust Account”) to (i) permit the withdrawal and distribution of an amount not to exceed $69,854,955 (the “Withdrawal Amount”) from the Trust Account to those persons holding ordinary shares (the “shares” or “ordinary shares”) comprising part of the units sold in our IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and (ii) extend the date on which to liquidate the Trust Account in accordance with the IMTA to July 22, 2013 (the “IMTA Amendment”); and
(4)	Such other procedural matters as may properly come before the Shareholder Meeting or any adjournment or postponement thereof.

The Extension Amendment, the 80% Amendment and the IMTA Amendment are essential to the overall implementation of the board of directors’ plan to extend the date by which Blue Wolf must consummate its initial business combination from April 20, 2013 to July 22, 2013. The implementation of each of the proposals is dependent on the approval and implementation of all proposals and the closing of the concurrent issuer tender offer (the “Tender Offer”) in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In connection with the proposals and running concurrently with this proxy solicitation, we are offering shareholders an opportunity to redeem their Public Shares through the Tender Offer. Holders of our Public Shares will be able to redeem their shares for a pro-rata portion of our Trust Account in the event our shareholders approve the amendments to our Charter and the IMTA. Those shareholders who wish to redeem their shares in connection with the proposals should refer to our Schedule TO and other documents relating to the Tender Offer, which documents will be made publicly available and filed with the Securities and Exchange Commission (the “SEC”) upon commencement of the Tender Offer. Holders of our shares may participate in the Tender Offer regardless of their vote for or against any of the proposals by following the instructions contained in the Tender Offer documents. Consummation of the Tender Offer is conditioned on the approval of each of the proposals.

If any of the Extension Amendment, the 80% Amendment or the IMTA Amendment is not approved and since we will not be able to complete an initial business combination as contemplated by our IPO prospectus and in accordance with our Charter by April 20, 2013, we will distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata, to our public shareholders by way of redemption and intend to cease all operations except for the purposes of any winding up of our affairs. Blue Wolf MHC Ltd. (the “Sponsor”) has waived its redemption rights with respect to their ordinary shares of Blue Wolf purchased prior to the IPO, which are sometimes referred to as the “founder shares.” There will be no distribution from the Trust Account with respect to Blue Wolf’s warrants, which will expire worthless in the event we do not consummate an initial business combination by April 20, 2013. Blue Wolf will pay the costs of the liquidation and distribution of the Trust Account from assets remaining outside of the Trust Account and may request the trustee to release up to $50,000 of the net interest earned on the Trust Account to pay dissolution expenses.

If the Extension Amendment, the 80% Amendment and the IMTA Amendment are approved at the Shareholder Meeting, Blue Wolf will amend the Charter and IMTA and, pursuant to the IMTA Amendment, (i) remove from the Trust Account and distribute an amount (the “Withdrawal Amount”) equal to the pro rata portion of funds available in the Trust Account relating to the Public Shares tendered pursuant to the Tender Offer but not to exceed an aggregate of $69,854,955 and (ii) deliver to the holders of such tendered Public Shares their pro rata portion of the Withdrawal Amount. The remainder of such funds shall remain in the Trust Account and be available for use by Blue Wolf upon consummation of its initial business combination on or before July 22, 2013. Holders of Public Shares who do not tender their Public Shares in connection with the approval of the Extension Amendment, the 80% Amendment and the IMTA Amendment will retain their ability to participate in our initial business combination and exercise their redemption rights for cash pursuant to the tender offer rules of the SEC and the terms of the proposed business combination (the “Second Tender Offer”) until the earlier of such Second Tender Offer or July 22, 2013.

The record date for the Shareholder Meeting is March 7, 2013. Record holders of Blue Wolf ordinary shares at the close of business on the record date are entitled to vote or have their votes cast at the Shareholder Meeting. On the record date, there were 10,062,500 outstanding ordinary shares of Blue Wolf including 8,050,000 outstanding Public Shares. The Sponsor of Blue Wolf has agreed to vote its 2,012,500 shares (20%) in favor of all proposals presented at the Shareholder Meeting. Holders of Blue Wolf’s warrants do not have voting rights as to all proposals to be presented at the Shareholder Meeting.

Blue Wolf consummated its IPO on July 20, 2011. Deutsche Bank Securities Inc., or Deutsche Bank, acted as representative of the underwriters for the IPO. Deutsche Bank and the other underwriters may provide assistance to Blue Wolf and its directors and executive officers, and may be deemed to be participants in the solicitation of proxies with respect to the Shareholder Meeting. Approximately $2,415,000 of deferred underwriting fees relating to Blue Wolf’s IPO was deferred and will be released to the underwriters only upon Blue Wolf’s consummation of an initial business combination. If an initial business combination is not consummated and Blue Wolf is required to distribute the aggregate amount then held in the Trust Account, the underwriters will not receive any of such fees. Shareholders are advised that the underwriters have a financial interest in the successful outcome of the proxy solicitation.

These proxy materials are dated March 20, 2013 and are first being mailed to shareholders on or about that date.

The board of directors of the Company recommends that you vote “FOR” each of the proposals which are described in detail in this proxy statement.

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IMPORTANT NOTICE

Blue Wolf Mongolia Holdings Corp. (“we”, “us”, “our”, the “Company” or “Blue Wolf”) is offering shareholders an opportunity to redeem their Public Shares (as defined herein) through an issuer tender offer (the “Tender Offer”) on Schedule TO in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Public Shares are being made pursuant to an offer to purchase and related materials that the Company will file with the SEC upon commencement of the Tender Offer. The Tender Offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials are being distributed free of charge to all holders of the Company’s ordinary shares. In addition, all of these materials (and all other materials filed by the Company with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Public Shares are urged to read the Tender Offer documents and the other relevant materials before making any investment decision with respect to the Tender Offer because they contain important information about the Tender Offer.

QUESTIONS AND ANSWERS ABOUT THE SHAREHOLDER MEETING AND THE PROPOSALS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the meeting of Blue Wolf shareholders. The following questions and answers may not include all the information that is important to shareholders of Blue Wolf. We urge Blue Wolf shareholders to read carefully the entirety of the proxy materials, the annexes and the other documents included or referred to herein.

Q:	What is the purpose of this document?
A:	On March 18, 2013, Blue Wolf entered into a memorandum of understanding (“MOU”) with Li3 Energy, Inc. (“Li3” or, with any substitute target, the “Target”), pursuant to which our wholly-owned subsidiary will merge with and into Li3 and Li3’s shareholders will receive one ordinary share of Blue Wolf for every 250 Li3 shares they own (the “Transaction”). We intend to negotiate and execute a definitive agreement with Li3 in accordance with the terms of the MOU. Prior to Blue Wolf being able consummate a business combination, Blue Wolf will be required to amend its memorandum and articles of association (the “Charter”) and the Investment Management Trust Agreement (the “IMTA”) by and between Blue Wolf and Continental Stock Transfer & Trust Company and entered into at the time of our initial public offering (the “IPO”) governing the funds held in the trust account (the “Trust Account”). Accordingly, Blue Wolf shareholders are being asked to consider and vote upon a proposal to:
(1)	approve an amendment to the Charter extending the date by which Blue Wolf must consummate its initial business combination from April 20, 2013 to July 22, 2013 (the “Extension Amendment”);
(2)	approve an amendment to the Charter removing the requirement that Blue Wolf acquire a target business that has a fair market value equal to at least 80% of the value of the funds held in the Trust Account (the “80% Amendment,” collectively with Extension Amendment, the “Charter Amendment Proposals”); and
(3)	approve an amendment to the IMTA to (i) permit the withdrawal and distribution of an amount not to exceed $69,854,955 (the “Withdrawal Amount”) from the Trust Account to those persons holding Public Shares who wish to exercise their redemption rights in connection with the Extension Amendment and (ii) extend the date on which to liquidate the Trust Account in accordance with the IMTA to July 22, 2013 (the “IMTA Amendment”).

The form of the amended and restated Charter is set forth in Annex A to these proxy materials. The form of the amendment to the IMTA is set forth in Annex B to these proxy materials.

The Board of Directors of Blue Wolf (the “Board”) has fixed the close of business on March 7, 2013 as the date for determining the shareholders entitled to receive notice of and vote at the Shareholder Meeting described herein and any adjournment thereof. Only holders of Blue Wolf ordinary shares on that date are entitled to have their votes counted at the Shareholder Meeting or any adjournment thereof.

The purpose of the Charter Amendment Proposals is to allow Blue Wolf more time to complete its proposed business combination with Target. Definitive agreements embodying the transactions contemplated by the MOU are currently being negotiated by the parties thereto.

The business combination with Target is expected to be considered a “business combination” under the Blue Wolf Charter, upon the consummation thereof. The Blue Wolf Charter currently provides that if Blue Wolf does not consummate a business combination by April 20, 2013, Blue Wolf will cease all operations and commence winding up, as described below. As explained below, Blue Wolf will be unable to complete the proposed business combination with Target by such date if the Charter Amendment Proposals are not approved. The Board believes that the shareholders will benefit from Blue Wolf’s business combination with Target and is therefore proposing a one-time amendment to the Blue Wolf Charter and IMTA to extend such date to July 22, 2013, and to make other corresponding changes in the Blue Wolf Charter.

In the event that the Charter Amendment Proposals are not approved, Blue Wolf will be unable to consummate an initial business combination by April 20, 2013, and will, as promptly as reasonably possible but not more than five business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to its public shareholders by way of redemption and cease all operations except for the purposes of winding up of its affairs. Any redemption of public shareholders from the Trust Account shall be effected automatically by function of the Charter prior to any voluntary winding up. If Blue Wolf is required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to its public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the British Virgin Islands Companies Act. In that case, shareholders may be forced to wait beyond April 20, 2013 before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account.

These proxy materials contain important information about the MOU and the other matters to be acted upon at the Shareholder Meeting. You should read it carefully.

Q:	What is being voted on by Blue Wolf shareholders?
A:	Below are proposals on which the shareholders are being asked to vote:
•	the Extension Amendment proposal;
•	the 80% Amendment proposal; and
•	the IMTA Amendment proposal.

In the event that the Charter Amendment Proposals and the IMTA Amendment proposal do not receive approval from the holders of at least at least 65% of the Blue Wolf ordinary shares, Blue Wolf will be unable to consummate an initial business combination by April 20, 2013 and will terminate the Tender Offer. If Blue Wolf does not consummate a business combination by April 20, 2013 (or July 22, 2013 in the event that the Charter Amendment Proposals are approved), Blue Wolf will be required to dissolve and liquidate and all Blue Wolf warrants will expire worthless.

If the proposals are approved, and Blue Wolf enters into a definitive agreement with Target, Blue Wolf intends to consummate its initial business combination with Target and conduct redemptions of ordinary shares for cash pursuant to the Second Tender Offer.

Q:	Why is Blue Wolf proposing the Extension Amendment?
A:	Blue Wolf was formed for the purpose of acquiring, engaging in share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or assets, referred to herein as Blue Wolf’s initial business combination or Blue Wolf’s business combination.

Blue Wolf will not be able to consummate an initial business combination by April 20, 2013. Accordingly, Blue Wolf has determined to seek shareholder approval to extend the date by which it must consummate its initial business combination from April 20, 2013 to July 22, 2013.

The Board of Directors believes the current shareholders are not prejudiced by the proposed Extension Amendment since all holders of Public Shares are concurrently being offered the opportunity to tender their Public Shares and receive their pro rata portion of the Trust Account pursuant to the Tender Offer filed with the SEC in connection with the approval of the proposals, which will occur within the original timeframe contemplated in the IPO prospectus and Charter.

You are not being asked to vote on the proposed business combination with Target at this time. Subject to Blue Wolf entering into a definitive agreement with Target, Blue Wolf intends to consummate its initial business combination with Target and conduct redemptions of ordinary shares for cash pursuant to the Second Tender Offer.

Q:	Does the Charter permit the Extension Amendment?
A:	Yes. The Charter permits amendments to the Charter prior to the consummation of a business combination if passed at a meeting by the holders of at least sixty-five percent (65%) of the issued and outstanding ordinary shares. The Charter further provides that in connection with the Extension Amendment, the Company must allow holders of its Public Shares to redeem their shares. Accordingly, in connection with the proposals and running concurrently with this proxy solicitation, we are offering shareholders an opportunity to redeem their Public Shares through the Tender Offer. Holders of our Public Shares will be able to redeem their shares for a pro-rata portion of our Trust Account in the event our shareholders approve the amendments to our Charter and the IMTA and no more than an aggregate of 7,006,515 shares are validly tendered. Those shareholders who wish to redeem their shares in connection with the proposals should refer to our Schedule TO and other documents relating to the Tender Offer, which documents will be made publicly available and filed with the SEC upon commencement of the Tender Offer. Holders of our shares may participate in the Tender Offer regardless of their vote for or against any of the proposals by following the instructions contained in the Tender Offer documents. Notwithstanding, consummation of the Tender Offer is conditioned on the approval of each of the proposals.
Q:	Why should I vote for the Extension Amendment proposal?
A:	The Blue Wolf Charter provides that, if Blue Wolf does not consummate a business combination at or prior to April 20, 2013, the Company will dissolve and liquidate. Since the date of the Blue Wolf Charter, Blue Wolf has been dealing with many of the practical difficulties associated with the identification of a business combination target, negotiating business terms with potential targets, conducting related due diligence and obtaining the necessary audited financial statements. Commencing promptly upon completion of the IPO, Blue Wolf began to search for an appropriate business combination target. During the process, Blue Wolf relied on numerous business relationships and contacted investment bankers, private equity funds, consulting firms and legal and accounting firms.

As Blue Wolf believes the business combination with Target to be in the best interests of the shareholders, and because Blue Wolf will not be able to conclude the business combination with Target by April 20, 2013, Blue Wolf has determined to seek shareholder approval to extend the time for closing the business combination beyond April 20, 2013 to July 22, 2013. Subject to Blue Wolf entering into a definitive agreement to acquire Target, Blue Wolf intends to consummate its initial business combination with Target and conduct redemptions of ordinary shares for cash pursuant to the Second Tender Offer.

The Board believes it is in the best interests of the shareholders to propose extending the deadline set forth in the Blue Wolf Charter.

Q:	Why is Blue Wolf proposing the 80% Amendment?
A:	Blue Wolf’s Board of Directors believes that even though the fair market value of Li3 may be less than 80% of the value of the Trust Account, Li3 presents a compelling business opportunity and will add value to shareholders. As a result, Blue Wolf believes it is in the best interests of its shareholders to amend its Charter to remove the requirement that Target have a fair market value equal to 80% of the value of the Trust Account.

The 80% Amendment will only be consummated if each of the Extension Amendment and the IMTA Amendment are approved.

Q:	Why is Blue Wolf proposing the IMTA Amendment?
A:	The IMTA provides that, unless an initial business combination is consummated, the Trust Account would liquidate on April 20, 2013. Moreover, the IMTA provides that funds may be withdrawn from the Trust Account only upon consummation of an initial business combination. In order to implement the Extension Amendment and the 80% Amendment, Blue Wolf is seeking to amend the IMTA to (i) permit the withdrawal and distribution of the Withdrawal Amount to those persons holding Public Shares who wish to exercise redemption rights in connection with the Extension Amendment and (ii) extend the date on which to liquidate the Trust Account in accordance with the IMTA from April 20, 2013 to July 22, 2013.
Q:	How do the Blue Wolf insiders intend to vote their Blue Wolf ordinary shares?
A:	Blue Wolf MHC Ltd. (the “Sponsor”) and Blue Wolf’s directors, executive officers and their affiliates are expected to vote any Blue Wolf ordinary shares (including any Public Shares owned by them), FOR the Charter Amendment Proposals and FOR the IMTA Amendment proposal. On the record date, directors and executive officers of Blue Wolf and their affiliates beneficially owned and were entitled to vote 2,362,500 Blue Wolf ordinary shares, representing approximately 23.4% of the issued and outstanding Blue Wolf ordinary shares.
Q:	What vote is required to approve the proposals at the Shareholder Meeting?
A:	Approval of the Charter Amendment Proposals and the IMTA Amendment proposal requires the affirmative vote of holders of at least 65% of the issued and outstanding ordinary shares entitled to vote thereon as of the record date present in person or represented by proxy at the Shareholder Meeting. See the section entitled “Meeting of Blue Wolf Shareholders” for additional information.

Abstentions will have the same effect as a vote “AGAINST” the Charter Amendment Proposals and the IMTA Amendment proposal. A broker non-vote will not be considered present for the purposes of establishing a quorum. A broker non-vote will have the effect of a vote “AGAINST” the Charter Amendment Proposals and the IMTA Amendment proposal.

Q:	What if I don’t want to vote for the Charter Amendment Proposals or the IMTA Amendment proposal?
A:	If you do not want the Charter Amendment Proposals or the IMTA Amendment proposal to be approved, you must abstain, not vote or vote against it. If the Charter Amendment Proposals and the IMTA Amendment proposal are approved, regardless of how you voted on the Charter Amendment Proposals and the IMTA Amendment proposal, you will still be able to tender your Public Shares in connection with the Tender Offer or if the business combination with Target is approved and completed into a pro rata portion of the funds available in the Trust Account pursuant to the Second Tender Offer.
Q:	Will you seek any further extensions of the deadline for consummation of a business combination?
A:	No. The Board recognizes that the Blue Wolf Charter provides that, if Blue Wolf does not consummate a business combination at or prior to April 20, 2013 (or July 22, 2013 in the event that the Extension Amendment proposal is approved), Blue Wolf will dissolve and liquidate. Blue Wolf will only ask you once to extend the period during which a business combination may be completed, pursuant to the terms of the Blue Wolf Charter.

Q:	If the Charter Amendment Proposals and the IMTA Amendment proposal are approved, what happens next?
A:	Blue Wolf is continuing its efforts to complete the definitive agreements relating to the proposed business combination with Li3, which will involve completing a due diligence review of Li3 and negotiating definitive agreements relating to the proposed business combination with Li3. Subject to Blue Wolf entering into a definitive agreement to acquire Target, Blue Wolf intends to consummate its initial business combination with Target and conduct redemptions of ordinary shares for cash pursuant to the Second Tender Offer and the terms of a proposed business combination promptly following finalization of the definitive agreement. This timetable is independent of the Charter Amendment Proposals and the IMTA Amendment proposals (although Blue Wolf will not be able to complete all of these tasks prior to Blue Wolf’s liquidation date of April 20, 2013 unless the Charter Amendment Proposals and the IMTA Amendment proposal are approved).

You are not being asked to vote on the proposed business combination with Target at this time. Subject to Blue Wolf entering into definitive agreements to acquire Target, Blue Wolf intends to consummate its initial business combination with Target and conduct redemptions of ordinary shares for cash pursuant to the Second Tender Offer.

Q:	Would I still be able to exercise my redemption rights in the event the business combination with Target is ultimately consummated?
A:	Subject to Blue Wolf entering into a definitive agreement to acquire Target, Blue Wolf intends to consummate its initial business combination with Target and conduct redemptions of ordinary shares for cash pursuant to the Second Tender Offer. Regardless of your vote pertaining on the Charter Amendment Proposals and the IMTA Amendment proposal, you will be able to exercise your redemption rights if you continue to hold your ordinary shares until the consummation of the business combination, elect to tender your ordinary shares, and then tender your Blue Wolf ordinary shares in the Second Tender Offer.
Q:	What will happen if I abstain from voting or fail to vote for the Charter Amendment Proposals and the IMTA Amendment proposal?
A:	Abstaining or failing to vote will have the same effect as a vote “AGAINST” the Charter Amendment Proposals and the IMTA Amendment proposal. A broker non-vote will not be considered present for the purposes of establishing a quorum. A broker non-vote will have the effect of a vote “AGAINST” the Charter Amendment Proposals and the IMTA Amendment proposal.
Q:	Can I vote “FOR” the Charter Amendment Proposals and the IMTA Amendment proposal and still exercise my redemption rights?
A:	Yes. You may exercise your redemption rights pursuant to the Tender Offer regardless of how you vote or if you abstain from voting.
Q:	What will happen if the Extension Amendment proposal isn’t approved?
A:	In the event that the Extension Amendment proposal is not approved, Blue Wolf will terminate the Tender Offer and, as promptly as reasonably possible but not more than five business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to its public shareholders by way of redemption and cease all operations except for the purposes of winding up of its affairs. Any redemption of Public Shares from the Trust Account shall be effected automatically by function of the Charter prior to any voluntary winding up. If Blue Wolf is required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to its public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the British Virgin Islands Companies Act. In that case, investors may be forced to wait beyond April 20, 2013 before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account.

Q:	How do I vote?
A:	If you were a holder of record of Blue Wolf ordinary shares on March 7, 2013, the record date for the Shareholder Meeting, you may vote with respect to the applicable proposals in person at the Shareholder Meeting or by submitting a proxy by mail prior to 10 a.m. Eastern Standard Time on April 15, 2013, in accordance with the instructions provided to you under “Meeting of Blue Wolf Shareholders”. If you hold your ordinary shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). Access to telephone and Internet voting will continue until 11:59 P.M. Eastern Time on the day before the Shareholder Meeting, after which time a street name holder must contact his bank, broker or nominee to vote or change his vote.

You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your ordinary shares with instructions on how to vote your shares or, if you wish to attend the Shareholder Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:	What will happen if I sign and submit my proxy card without indicating how I wish to vote?
A:	Executed and dated proxies received by Blue Wolf without an indication of how the shareholder intends to vote on a proposal will be voted in favor of each proposal presented to the shareholders.
Q:	If I am not going to attend the Shareholder Meeting in person, should I submit my proxy card instead?
A:	Yes. Whether or not you plan to attend the Shareholder Meeting, after carefully reading and considering the information contained in the proxy materials, please submit the executed stockholder proxy card by mail or follow the voting instructions (including any telephone or Internet voting instructions) provided by your broker or bank if your ordinary shares are held in “street name”, in each case in accordance with the instructions provided under “Meeting of Blue Wolf Shareholders”, so your shares may be represented at the Shareholder Meeting.
Q:	If my ordinary shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A:	No. Under the Nasdaq Market Place rules, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Blue Wolf believes the Charter Amendment Proposals and the IMTA Amendment proposal will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your ordinary shares without your instruction. A broker non-vote will have the effect of a vote “AGAINST” the Charter Amendment Proposals and the IMTA Amendment proposal. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your ordinary shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote”. Your bank, broker or other nominee can vote your ordinary shares only if you provide instructions on how to vote. You should instruct your broker to vote your ordinary shares in accordance with directions you provide.
Q:	May I change my vote after I have submitted my executed proxy card?
A:	Yes. You may change your vote by submitting a later-dated, executed proxy card by mail or following the voting instructions (including any telephone or Internet voting instructions) provided by your broker or bank if your ordinary shares are held in “street name”, in each case in accordance with the instructions provided under “Meeting of Blue Wolf Shareholders” prior to the Shareholder Meeting or attending the Shareholder Meeting in person and voting. Street name holders of share of Blue Wolf ordinary shares with access to telephone and Internet voting may change their vote until 11:59 P.M. Eastern Time on the day before the Shareholder Meeting, after which time a street name holder must contact his bank, broker or nominee to change his vote. You also may revoke your proxy by sending a notice of revocation to Blue Wolf, which must be received by Blue Wolf prior to the Shareholder Meeting.

Q:	What should I do if I receive more than one set of voting materials?
A:	You may receive more than one set of voting materials, including multiple copies of the proxy materials and multiple proxy cards or voting instruction cards. For example, if you hold your ordinary shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your ordinary shares are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card, and voting instruction card that you receive in order to cast your vote with respect to all of your ordinary shares.
Q:	How can I obtain additional copies of the proxy materials?
A:	If you need additional copies of the proxy materials you should contact:

Morrow & Co., LLC
470 West Avenue, 3rd Floor
Stamford, Connecticut 06902
(800) 662-5200
mngl.info@morrowco.com

You may also obtain additional information about Blue Wolf from documents filed with the SEC, by following the instructions in the section entitled “Where You Can Find Additional Information.”

Q:	How will the solicitation of proxies be handled?
A:	Blue Wolf expects to solicit proxies primarily by mail. Blue Wolf has retained Morrow, who can be reached at 470 West Avenue, 3rd Floor, Stamford, Connecticut 06902, via email at mngl.info@morrowco.com or via telephone at (800) 662-5200, for a total fee of $7,500 plus out-of-pocket expenses, to assist in the solicitation of proxies and the Tender Offer. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements and personal solicitations by the directors, officers and employees of Blue Wolf. No additional compensation will be paid to Blue Wolf’s directors, officers or employees for their solicitation efforts.
Q:	Who can answer my questions?
A:	If you have any questions about the Charter Amendment Proposals or the IMTA Amendment proposal, or how to submit your proxy, or if you need additional copies of the proxy materials, the enclosed proxy card or voting instructions, you should contact Morrow, Blue Wolf’s third party solicitor, which is assisting Blue Wolf in the solicitation of proxies, at: Morrow & Co., LLC, 470 West Avenue, 3rd Floor, Stamford, CT 06902, via telephone: (800) 662-5200, via email: mngl.info@morrowco.com.

FORWARD-LOOKING STATEMENTS

Blue Wolf makes forward-looking statements in the proxy materials and in the documents that are incorporated by reference. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in the proxy materials, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements.

These forward-looking statements are based on information available to Blue Wolf as of the date of the proxy materials and current expectations, forecasts and assumptions and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Blue Wolf’s views as of any subsequent date and Blue Wolf undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the risk that more than 7,006,515 ordinary shares will be validly tendered and not properly withdrawn prior to the expiration date of the Tender Offer which would then cause us to withdraw the Tender Offer;
•	the risk that shareholders do not approve the Charter Amendment Proposals, which would then cause us to withdraw the Tender Offer;
•	the risk that governmental and regulatory review of the Tender Offer documents may result in the inability of Blue Wolf to close the Tender Offer by April 19, 2013;
•	the risk that we will not be able to enter into a definitive agreement with Li3 or any other Target;
•	the ability of Blue Wolf to effect the Extension Amendment or consummate a business combination;
•	the risk that a condition to consummation of the Extension Amendment may not be satisfied or waived;
•	the ability to meet the Nasdaq listing standards, including having the requisite number of shareholders;
•	potential changes in the legislative and regulatory environments; and
•	potential volatility in the market price of the ordinary shares.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Blue Wolf, undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of the proxy materials, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should carefully consider these risks, in addition to the risks factors set forth in the section titled “Risk Factors” and other information in our Offer to Purchase filed as part of the Schedule TO filed with the SEC and in our other filings with the SEC, including the final prospectus related to our IPO dated July 14, 2011 (Registration No. 333-173419) and our Annual Report on Form 10-K (File No. 001-35234) for the fiscal year ended February 29, 2012. The documents we file with the SEC, including those referred to above, also discuss some of the risks that could cause actual results to differ from those contained or implied in the forward-looking statements. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC, including the Schedule TO. You may also request a copy of the Schedule TO and related exhibits, at no cost, by writing or calling the Information Agent for the Tender Offer as noted elsewhere herein. See “Where You Can Find More Information.”

MEETING OF BLUE WOLF SHAREHOLDERS

General

Blue Wolf is furnishing the proxy materials to its shareholders as part of the solicitation of proxies by its board of directors for use at Blue Wolf’s Shareholder Meeting to be held on April 15, 2013, and at any adjournment or postponement thereof. The proxy materials are first being furnished to Blue Wolf shareholders on or about March 20, 2013. The proxy materials provide you with information you need to know to be able to vote or instruct your vote to be cast at the Shareholder Meeting.

Date, Time and Place

The Shareholder Meeting will be held on April 15, 2013, at 10:00 a.m., Eastern time, at the offices of Ellenoff Grossman & Schole LLP, Blue Wolf’s counsel, at 150 East 42nd Street, 11th Floor, New York, New York 10017 or such other date, time and place to which such meeting may be adjourned or postponed.

Purpose of the Blue Wolf Shareholder Meeting

At the Shareholder Meeting, Blue Wolf will ask holders of its ordinary shares to consider and vote upon the following proposals:

(1)	The Extension Amendment — to consider and vote upon an amendment to the Charter extending the date by which Blue Wolf must consummate its initial business combination from April 20, 2013 to July 22, 2013;
(2)	The 80% Amendment — to consider and vote upon an amendment to the Charter removing the requirement that Blue Wolf acquire a target business that has a fair market value equal to at least 80% of the value of the funds held in the Trust Account;
(3)	The IMTA Amendment — to consider and vote upon an amendment to the IMTA to (i) permit the withdrawal and distribution of the Withdrawal Amount from the Trust Account and (ii) extend the date on which to liquidate the Trust Account in accordance with the IMTA to July 22, 2013; and
(4)	Such other procedural matters as may properly come before the Shareholder Meeting or any adjournment or postponement thereof.

Recommendation of Blue Wolf Board of Directors

After careful consideration of each of the proposals, Blue Wolf’s Board of Directors has unanimously determined that each of the Extension Amendment proposal, the 80% Amendment proposal and the IMTA Amendment proposal is fair to, and in the best interests of, Blue Wolf and its shareholders and unanimously recommends that Blue Wolf shareholders vote FOR the Extension Amendment, FOR the 80% Amendment and FOR the IMTA Amendment.

Record Date; Who is Entitled to Vote

Blue Wolf has fixed the close of business on March 7, 2013 as the record date for determining Blue Wolf shareholders entitled to notice of and to attend and vote at the Shareholder Meeting. As of the close of business on March 7, 2013 there were 10,062,500 shares of Blue Wolf’s ordinary shares outstanding and entitled to vote, of which 8,050,000 are Public Shares. Each of Blue Wolf’s ordinary shares is entitled to one vote per share at the Shareholder Meeting.

Quorum and Vote Required for Proposals

A quorum of Blue Wolf shareholders is necessary to hold a valid meeting. A quorum will be present at the Shareholder Meeting if a majority of the ordinary shares outstanding and entitled to vote at the Shareholder Meeting are represented in person or by proxy. Abstentions and broker non-votes, which are discussed further below, will count as present for the purposes of establishing a quorum.

The approval of the Extension Amendment proposal, the 80% Amendment proposal and the IMTA Amendment proposal require the affirmative vote of sixty-five percent (65%) of the issued and outstanding ordinary shares of Blue Wolf.

As of the record date for the Shareholder Meeting, our Sponsor held approximately 20% of the outstanding ordinary shares of Blue Wolf. Our Sponsor has indicated it will vote its ordinary shares in favor of all proposals presented at the Shareholder Meeting.

Abstentions and Broker Non-Votes

Under the rules of various national and regional securities exchanges your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Blue Wolf believes the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”

Abstentions are considered present for the purposes of establishing a quorum but will have the same effect as a vote “AGAINST” the Extension Amendment proposal, the 80% Amendment proposal and the IMTA Amendment proposal. Broker non-votes are considered present for the purposes of establishing a quorum but will have the same effect as a vote “AGAINST” the Extension Amendment proposal, the 80% Amendment proposal and the IMTA Amendment proposal.

Voting Your Shares

Each ordinary share of Blue Wolf that you own in your name entitles you to one vote on the applicable proposals. Your one or more proxy cards show the number of ordinary shares of Blue Wolf you hold. There are two ways to vote your ordinary shares:

•	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your ordinary shares will be voted, as recommended by Blue Wolf’s board of directors: “FOR” the Extension Amendment proposal, “FOR” the 80% Amendment proposal and “FOR” the IMTA Amendment proposal.
•	You can attend the Shareholder Meeting and vote in person. You will be given a ballot when you arrive. However, if your ordinary shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Blue Wolf can be sure that the broker, bank or nominee has not already voted your ordinary shares.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Shareholder Meeting or at such meeting by doing any one of the following:

•	you may send another proxy card with a later date;
•	you may notify the Company, in writing before the Shareholder Meeting that you have revoked your proxy; or
•	you may attend the Shareholder Meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters Will Be Presented at the Shareholder Meeting

The Shareholder Meeting has been called only to consider the approval of the Extension Amendment proposal, the 80% Amendment proposal and the IMTA Amendment proposal.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your ordinary shares of Blue Wolf, you may call Morrow at (800) 662-5200 or (203) 685-9400 (banks and brokerage firms).

Redemption Rights/Tender Offer

In connection with the proposals and running concurrently with this proxy solicitation, we are offering shareholders an opportunity to redeem their Public Shares through the Tender Offer. Holders of our Public Shares will be able to redeem their shares for a pro-rata portion of our Trust Account in the event our shareholders approve the amendments to our Charter and the IMTA and no more than an aggregate of 7,006,515 shares are validly tendered. Those shareholders who wish to redeem their shares in connection with the proposals should refer to our Schedule TO and other documents relating to the Tender Offer, which documents will be made publicly available and filed with the SEC upon commencement of the Tender Offer. Holders of our shares may participate in the Tender Offer regardless of their vote for or against any of the proposals by following the instructions contained in the Tender Offer documents. Notwithstanding, consummation of the Tender Offer is conditioned on the approval of each of the proposals.

For a shareholder to make a valid tender of ordinary shares pursuant to the Tender Offer, Continental Stock Transfer & Trust Company must receive, at its address as set forth in the Tender Offer documents, and prior to the expiration date of the Tender Offer, the certificates for the ordinary shares the shareholder wishes to tender, or confirmation of receipt of the ordinary shares pursuant to the procedure for book-entry transfer described in the offer to purchase, together with a validly completed and duly executed letter of transmittal, including any required signature guarantees, or an agent’s message (as described in the offer to purchase) in the case of a book-entry transfer, and any other required documents. If a broker, dealer, commercial bank, trust company or other nominee holds such shareholders ordinary shares, the shareholder must contact his or her broker or nominee to tender the shares.

Shareholders are urged to review the Tender Offer materials, including the offer to purchase and letter of transmittal, and other related documents that Blue Wolf will send to its shareholders upon commencement of the Tender Offer as such materials contain important information about the Tender Offer.

Proxy Solicitation Costs

Blue Wolf has hired Morrow to assist in the proxy solicitation. Morrow will be paid a fee of $7,500 plus disbursements. Such payments will be made from non-Trust Account funds. Proxies may be solicited by mail, telephone or in person. Morrow can be reached at 470 West Avenue, 3rd Floor, Stamford, Connecticut 06902, via email at mngl.info@morrowco.com or via telephone at (800) 662-5200.

Blue Wolf will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Blue Wolf will reimburse them for their reasonable expenses.

Blue Wolf and its directors and executive officers may be deemed to be participants in the solicitation of proxies. The underwriters of Blue Wolf’s initial public offering may provide assistance to Blue Wolf and their respective directors and executive officers, and may be deemed to be participants in the solicitation of proxies. Approximately $2,415,000 of the underwriters’ fees relating to Blue Wolf’s IPO were deferred pending the consummation of Blue Wolf’s initial business combination, and shareholders are advised that the underwriters have a financial interest in the successful outcome of this proxy solicitation.

Vote of Blue Wolf’s Sponsor

As of March 7, 2013, the record date for the Shareholder Meeting, our Sponsor beneficially owned and was entitled to vote 2,012,500 ordinary shares, which collectively constitute 20% of Blue Wolf’s issued and outstanding ordinary shares. Our Sponsor has indicated it will vote its Blue Wolf ordinary shares in favor of all proposals to be presented to shareholders at the Shareholder Meeting. The Blue Wolf Sponsor has waived any rights to tender its shares pursuant to the Tender Offer, including with respect to ordinary shares purchased in the IPO or in the aftermarket. The founder shares have no redemption or liquidation rights and will be worthless if no business combination is effected by Blue Wolf. However, the Sponsor is entitled to participate in liquidation distributions with respect to any ordinary shares purchased in the IPO or in the aftermarket in the event Blue Wolf fails to consummate an initial business combination by April 20, 2013 (or July 22, 2013 if the Charter Amendment Proposals and the IMTA Amendment proposal are approved).

BACKGROUND

Overview

Blue Wolf was formed on March 11, 2011 for the purpose of acquiring, engaging in share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or assets. On July 20, 2011, Blue Wolf consummated its IPO of 8,050,000 units. Blue Wolf deposited $80,237,500 (including $2,415,000 of the deferred portion of the IPO underwriting commissions) in an interest-bearing Trust Account to be invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940. Blue Wolf is entitled to draw for use of working capital up to interest earned on the Trust Account, as well as any amounts necessary to pay its tax obligations. Through March 7, 2013, Blue Wolf has not drawn from the Trust Account any amounts for working capital. Blue Wolf intends on withdrawing all interest in the Trust Account at the end of March 2013 for working capital purposes and to pay expenses of the Tender Offer and Extension so that an amount equal to $9.97 per share will remain in the Trust Account.

The mailing address of Blue Wolf’s principal executive office is Suite 409, Central Tower 2 Sukhbaatar Square, Sukhbaatar District 8, Ulaanbaatar 14200, Mongolia.

Business Combination Activity

Since the completion of its IPO, Blue Wolf has been dealing with many of the practical difficulties associated with the identification of an initial business combination target, negotiating business terms with potential targets and conducting related due diligence. Subsequent to the consummation of the IPO on July 20, 2011, Blue Wolf commenced consideration of potential target companies with the objective of consummating an initial business combination. Blue Wolf compiled a list of potential targets and updated and supplemented such list from time to time.

On March 18, 2013, Blue Wolf entered into an MOU with Li3. Pursuant to the MOU, our wholly-owned subsidiary will merge with and into Li3 and Li3’s shareholders will receive one ordinary share for every 250 Li3 shares they own. The execution of a definitive agreement is subject to a number of conditions, including (i) the satisfactory completion of due diligence of the parties, (ii) the execution of lockup and support agreements, (iii) the approval of each of the Charter Amendment Proposals and the IMTA Amendment proposal by Blue Wolf’s shareholders and (iv) the completion of the Tender Offer. In addition, our Sponsor will forfeit 80% of its founder shares (as defined herein) and 80% of its sponsor warrants (warrants received in connection with the IPO) upon the closing of the Transaction. The remaining founder shares held by our Sponsor subsequent to the closing of the Transaction will not be subject to any existing forfeiture provisions. The definitive agreement will include customary closing conditions including necessary shareholder and regulatory approvals and the Trust Account having a minimum of $5.0 million of cash upon the consummation of the Transaction (giving effect to redemptions by Blue Wolf shareholders and after payment of both Blue Wolf’s expenses related to the consummation of a Transaction and its deferred underwriting fees related to its IPO). In addition, certain shareholders of Li3 will agree to vote in favor of the Transaction and be restricted from selling any shares it receives until the expiration of the lockup for Blue Wolf’s insiders. Li3 shareholders holding a minimum of 50% of Li3’s outstanding shares will agree to assign their proxy to Li3 to vote in favor of the Transaction and to be restricted from selling any Li3 shares until the closing of the Transaction. Subject to certain exceptions, Li3 has agreed that until May 10, 2013, neither it nor any of its directors or officers will solicit or discuss any proposals with third parties for a business combination or a sale of its securities or material assets.

Li3 (OTCBB: LIEG), a Nevada corporation, is a South America-based exploration stage company in the lithium mining and energy sector which files public reports with the SEC. Li3 aims to acquire, develop and commercialize a significant portfolio of lithium brine deposits in the Americas. It is currently focused on exploring, developing and commercializing its 60% controlling interest in its flagship Maricunga Project located in the northeast section of the Salar de Maricunga in Region III of Atacama, in northern Chile. In Chile, its assets consist of 1,438 hectares located within Salar de Maricunga as well as 4,900 hectares of other prospective land holdings that are strategically located within close proximity to the salar that could serve as potential processing sites for the project. Together, its total Chilean land holdings consist of 6,338 hectares, and it believes it is one of the only companies with an advanced stage lithium and potassium project within Salar de Maricunga. Li3 plans to continue exploring other synergistic opportunities to further augment and strengthen this property and its land portfolio throughout the region. With the completion of the NI 43–101 Compliant Measured Resource Report in May 2012, Li3’s goals are to: (a) advance Maricunga to the Feasibility Stage; (b) support the global implementation of clean and green energy initiatives; (c) meet growing lithium market demand; and (d) become a mid-tier, low cost supplier of lithium, potassium nitrate, and other strategic minerals, serving global clients in the energy, fertilizer and specialty chemical industries. Additional information regarding Li3 can be found in its filings with the SEC as well as on its website at www.li3energy.com. None of the information on Li3’s website shall be deemed to be a part of these proxy materials.

We intend to negotiate and execute a definitive agreement with Li3 for the Transaction in accordance with the terms of the MOU. In connection with the consummation of a business combination (assuming completion of the Tender Offer and shareholder approval of the Charter Amendment Proposals and the IMTA Amendment proposal), we intend to conduct the Second Tender Offer pursuant to the tender offer rules of the SEC and the terms of the Transaction. There can be no guarantee that we will be successful in entering into a definitive agreement with Li3 and even if we do enter into a definitive agreement with Li3, there can be no assurance that we will be able to consummate a business combination with Li3. If we do not enter into a definitive agreement or consummate a business combination with Li3, we may pursue business combinations with other entities.

You are not being asked to vote on an initial business combination at this time. Our Charter requires that in connection with the proposed Charter Amendment Proposals and the IMTA Amendment proposal we must offer to redeem all Public Shares. If you are a holder of ordinary shares of Blue Wolf, you will have the specific right to participate in the proposed business combination and Blue Wolf expects to present the business combination for your consideration upon finalization of the definitive agreement.

THE EXTENSION AMENDMENT PROPOSAL

Blue Wolf is proposing to amend and restate its Charter to extend the date on which Blue Wolf must consummate its initial business combination from April 20, 2013 to July 22, 2013.

The Extension Amendment is essential to the overall implementation of the Board of Directors’ plan to extend the date by which Blue Wolf must consummate an initial business combination to July 22, 2013. The implementation of such proposal is conditioned upon the approval of each other proposal and, therefore, Blue Wolf’s Board of Directors will abandon the Extension Amendment, the 80% Amendment and the IMTA Amendment and not implement any of them unless each proposal is approved by the shareholders at the Shareholder Meeting and not more than 7,006,515 shares are tendered in the Tender Offer. Given Blue Wolf’s expenditure of time, effort and money on several possible business combinations, circumstances warrant providing those who believe they might find the proposed business combination to be an attractive investment, the opportunity to approve such business combination.

You are not being asked to vote on an initial business combination at this time. Our Charter requires that in connection with the Charter Amendment Proposals and the IMTA Amendment proposal we must offer to redeem all Public Shares. If you are a holder of Public Shares of Blue Wolf, you will have the specific right to participate in the proposed business combination and Blue Wolf expects to present the business combination for your consideration upon finalization of the definitive agreement.

A copy of the proposed amended and restated Charter is attached to the proxy materials as Annex A.

Purpose of the Extension Amendment Proposal

Since the completion of its IPO, Blue Wolf has been dealing with many of the practical difficulties associated with the identification of an initial business combination target, negotiating business terms with potential targets and conducting related due diligence. Commencing promptly upon completion of its IPO, Blue Wolf began to search for an appropriate business combination target. During the process, it relied on numerous business relationships and contacted investment bankers, private equity funds, consulting firms, and legal and accounting firms. As a result of these efforts, Blue Wolf identified and reviewed information with respect to many possible target companies. Primarily as a result of the difficult and deteriorating economic climate since its IPO, Blue Wolf has been dealing with significant challenges to identify a suitable target business to present to its shareholders.

As Blue Wolf will be unable to consummate its initial business combination by April 20, 2013, Blue Wolf has determined to seek shareholder approval to extend the date by which Blue Wolf must consummate its initial business combination from April 20, 2013 to July 22, 2013.

The Board of Directors believes the current shareholders are not prejudiced by the proposed Extension Amendment since all holders of Public Shares are concurrently being offered the opportunity to tender their Public Shares and receive their pro rata portion of the Trust Account pursuant to a Schedule TO filed with the SEC in connection with the approval of the proposals, which will occur within the original timeframe contemplated in the IPO prospectus and Charter. In addition, shareholders who do not tender their shares in the Tender Offer retain the right to participate in the business combination and the Second Tender Offer.

In connection with the IPO, the Sponsor entered into a letter agreement pursuant to which, among other things, it agreed not to propose any amendment to the Charter that would affect the substance or timing of the Company’s obligation, as described in Regulation 44 of the Charter, to redeem the Public Shares. However, the Sponsor and its affiliates agreed that, if the Company sought to amend its Charter, the Sponsor would have the discretion to vote in any manner it chose. The underwriting agreement between Blue Wolf and the representative of the underwriters of the IPO provided that Blue Wolf would not propose any amendment to its Charter that would affect the substance or timing of the Company’s obligation to redeem the outstanding Public Shares. The Board of Directors believes the Extension Amendment does not affect the substance nor timing of the redemption rights as holder of Public Shares shall continue to have the right to receive a pro rata portion of the Trust Account upon exercise of their redemption rights in connection with the consummation of an initial business combination or upon the termination date.

Effect of Failure of the Extension Amendment

If the Extension Amendment is not approved, Blue Wolf (i) will terminate the Tender Offer and be required to distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata, to holders of Public Shares by way of redemption and (ii) intends to cease all operations except for the purposes of any winding up of our affairs. In such case, Blue Wolf anticipates notifying the trustee of the Trust Account to begin liquidating such assets promptly after such. If Blue Wolf is required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to holders of the Public Shares, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the BVI Business Companies Act, 2004. In that case, investors may be forced to wait beyond April 20, 2013 before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. Blue Wolf’s Sponsor has waived its rights to participate in any liquidation distribution with respect to its founder shares. There will be no distribution from the Trust Account with respect to Blue Wolf’s warrants, which will expire worthless.

Additionally, if the Extension Amendment is not approved, neither the 80% Amendment nor the IMTA Amendment will be presented to the Blue Wolf shareholders for a vote. If either the 80% Amendment or the IMTA Amendment is not approved by shareholders at the Shareholder Meeting, the Company will not implement the Extension Amendment.

Effect of Approval of the Extension Amendment

Approval of the Extension Amendment is a condition to the implementation of the 80% Amendment and the IMTA Amendment.

If the Extension Amendment is approved, each of the 80% Amendment and the IMTA Amendment are also approved and the Tender Offer is completed, Blue Wolf will file an amended and restated Charter with the Registry of Corporate Affairs in the British Virgin Islands in the form of Annex A hereto to extend the date by which it must consummate its initial business combination from April 20, 2013 to July 22, 2013. Blue Wolf will remain a reporting company under the Exchange Act and its units, ordinary shares and warrants will remain publicly traded. Blue Wolf will then continue to work to consummate its initial business combination prior to July 22, 2013. Upon execution of the definitive agreement it intends to conduct the Second Tender Offer to afford remaining shareholders the right to redeem their shares in connection with their consideration of the business combination.

Upon the filing of amended and restated Charter with the Registry of Corporate Affairs in the British Virgin Islands and the execution of the IMTA Amendment, Blue Wolf will remove the Withdrawal Amount from the Trust Account and deliver to those holders of Public Shares that exercised their redemption rights their pro rata portion of the Withdrawal Amount. The remainder will be retained in the Trust Account for Blue Wolf’s use in connection with the consummation of an initial business combination on or before July 22, 2013.

If you are a shareholder at the time of the Extension Amendment, the 80% Amendment and the IMTA Amendment and you purchased your shares in Blue Wolf’s IPO and have not exercised your redemption rights, you may have securities law claims against Blue Wolf for rescission (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security) on the basis of Blue Wolf’s IPO prospectus not disclosing the actions contemplated hereby.

Required Vote

Approval of the Extension Amendment will require the affirmative vote of the holders of sixty-five percent (65%) of the issued and outstanding ordinary shares of Blue Wolf as of the record date.

Our Sponsor has indicated it will vote its Blue Wolf ordinary shares in favor of the Extension Amendment. On the record date, the Sponsor beneficially owned and was entitled to vote 2,012,500 ordinary shares of Blue Wolf representing approximately 20% of Blue Wolf’s issued and outstanding ordinary shares.

Recommendation

BLUE WOLF’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BLUE WOLF SHAREHOLDERS VOTE “FOR” THE EXTENSION AMENDMENT.

THE 80% AMENDMENT PROPOSAL

The 80% Amendment permits Blue Wolf to enter into an agreement with a target that has a fair market value equal to less than 80% of the value of the Trust Account (excluding taxes) and will not have a fair market value exceeding 80% of the value of the Trust Account at the time that a definitive agreement is executed.

In the event the Extension Amendment, the 80% Amendment and the IMTA Amendment are approved, upon the filing of the amended and restated Charter, Blue Wolf will be permitted to enter into a definitive agreement with a target that has a fair market value equal to less than 80% of the value of the Trust Account (excluding taxes).

Purpose of the 80% Amendment Proposal

Li3 does not have a fair market value (as defined in the Charter) equal to at least 80% of the value of the Trust Account (excluding taxes) and will not have a fair market value exceeding 80% of the value of the Trust Account at the time that a definitive agreement is executed. As a result, Blue Wolf must amend its Charter to remove the requirement that the Target have a fair market value equal to 80% of the value of the Trust Account.

Effect of the Failure of the 80% Amendment Proposal

If the 80% Amendment is not approved, Blue Wolf will be unable to implement either the Extension Amendment or the IMTA Amendment. In addition, Blue Wolf will terminate the Tender Offer and be required to distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata, to our holders of the Public Shares by way of redemption.

Effect of the Approval of the 80% Amendment Proposal

Approval of the 80% Amendment is a condition to the implementation of the Extension Amendment and the IMTA Amendment.

Upon the filing of its amended and restated Charter with the Registry of Corporate Affairs in the British Virgin Islands reflecting the Extension Amendment and the 80% Amendment (but only if the Tender Offer is completed) and upon the execution of the IMTA Amendment, Blue Wolf will be able to proceed with the consummation of a definitive agreement with the Target and conduct the Second Tender Offer.

Required Vote

The affirmative vote by holders of sixty-five percent (65%) of Blue Wolf’s issued and outstanding ordinary shares is required to approve the 80% Amendment. However, Blue Wolf’s board of directors will abandon the 80% Amendment if either of the Extension Amendment or the IMTA Amendment is not approved or if the Tender Offer is not completed. In that case, Blue Wolf will be required by its Charter to distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata, to our public shareholders by way of redemption and Blue Wolf intends to cease all operations except for the purposes of any winding up of our affairs thereafter.

Our Sponsor has indicated it will vote its Blue Wolf ordinary shares in favor of the 80% Amendment. On the record date, the Sponsor beneficially owned and was entitled to vote 2,012,500 ordinary shares of Blue Wolf representing approximately 20% of Blue Wolf’s issued and outstanding ordinary shares.

Recommendation

BLUE WOLF’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BLUE WOLF SHAREHOLDERS VOTE “FOR” THE 80% AMENDMENT.

THE IMTA AMENDMENT PROPOSAL

The IMTA Amendment permits Blue Wolf to enter into Amendment No. 1 to the Investment Management Trust Agreement with Continental Stock Transfer and Trust Company, as trustee, in substantially the form attached as Annex B hereto. The IMTA Amendment will (i) permit the withdrawal and distribution of the Withdrawal Amount from the Trust Account and (ii) extend the date on which to liquidate the Trust Account from April 20, 2013, to July 22, 2013.

In the event the Extension Amendment, the 80% Amendment and the IMTA Amendment are approved, upon the filing of the Extension Amendment, Blue Wolf will instruct the trustee to remove the Withdrawal Amount from the Trust Account relating to those Public Shares that have been tendered by the shareholders and deliver to the holders of such shares (assuming no more than 7,006,515 shares are validly tendered) their pro rata portion of the Trust Account, namely $9.97 per share. The trustee will leave the remainder of the funds in the Trust Account until the earlier to occur of (i) the completion of an initial business combination or (ii) July 22, 2013.

Purpose of the IMTA Amendment Proposal

The IMTA provides that, unless an initial business combination is consummated, the Trust Account would liquidate on April 20, 2013. Moreover, the IMTA provides that funds may be withdrawn from the Trust Account only upon consummation of an initial business combination. In order to implement the Extension Amendment and the 80% Amendment, Blue Wolf is seeking to amend the IMTA to (i) permit the withdrawal and distribution of the Withdrawal Amount from the Trust Account in accordance with the Tender Offer and (ii) extend the date on which to liquidate the Trust Account in accordance with the IMTA to July 22, 2013.

Effect of the Failure of the IMTA Amendment Proposal

If the IMTA Amendment is not approved, Blue Wolf will be unable to implement any of the Extension Amendment or the 80% Amendment and Blue Wolf will terminate the Tender Offer and be required to distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata, to our holders of the Public Shares by way of redemption in accordance with the Charter.

Effect of the Approval of the IMTA Amendment Proposal

Approval of the IMTA Amendment is a condition to the implementation of the Extension Amendment and the 80% Amendment.

Upon the filing of amended and restated Charter with the Registry of Corporate Affairs in the British Virgin Islands reflecting the Extension Amendment and the 80% Amendment (but only if the Tender Offer is completed) and the execution of the IMTA Amendment, Blue Wolf will remove the Withdrawal Amount from the Trust Account and deliver to those holders of Public Shares that chose to redeem their shares pursuant to the Tender Offer their pro rata portion of the Withdrawal Amount. The remainder will be retained in the Trust Account for Blue Wolf’s use in connection with the consummation of an initial business combination on or before July 22, 2013.

Required Vote

The affirmative vote by holders of sixty-five percent (65%) of Blue Wolf’s issued and outstanding ordinary shares is required to approve the IMTA Amendment. However, Blue Wolf’s board of directors will abandon the IMTA Amendment if the Extension Amendment or the 80% Amendment are not approved or if the Tender Offer is not completed. In that case, Blue Wolf will be required by its Charter to distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata, to our public shareholders by way of redemption and Blue Wolf intends to cease all operations except for the purposes of any winding up of our affairs thereafter.

Our Sponsor has indicated it will vote its Blue Wolf ordinary shares in favor of the IMTA Amendment. On the record date, our Sponsor beneficially owned and was entitled to vote 2,012,500 ordinary shares of Blue Wolf representing approximately 20% of Blue Wolf’s issued and outstanding ordinary shares.

Recommendation

BLUE WOLF’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BLUE WOLF SHAREHOLDERS VOTE “FOR” THE IMTA AMENDMENT.

LIQUIDATION OF THE TRUST ACCOUNT

If any of the Extension Amendment proposal, the 80% Amendment proposal or the IMTA Amendment proposal are not approved or more than 7,006,515 shares are tendered in the Tender Offer, Blue Wolf (i) will terminate the Tender Offer and distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata, to its public shareholders by way of redemption and (ii) intends to cease all operations except for the purposes of any winding up of its affairs, as further described herein. Our liquidator, if applicable, would give notice to our creditors inviting them to submit their claims for payment, by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement locally in the British Virgin Islands and in our principal place of business or in the place the liquidator is most likely to come to the attention of our creditors, and taking any other steps he considers appropriate, after which our assets would be distributed.

As soon as our affairs are fully wound-up, if we were to liquidate, the liquidator must complete his final report and accounts and will then notify the Registrar of Corporate Affairs in the British Virgin Islands. However, we cannot assure you that the liquidator will not determine that he or she requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). We also cannot assure you that a creditor or shareholder will not file a petition with the British Virgin Islands court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of our assets to our public shareholders.

Blue Wolf’s Sponsor has waived its right to participate in any liquidation distribution with respect to its founder shares. There will be no distribution from the Trust Account with respect to our warrants which will expire worthless. Blue Wolf will pay the costs of liquidation from its remaining assets outside of the Trust Account and may draw up to $50,000 from the Trust Account in order to pay such costs.

INTERESTS OF BLUE WOLF’S SPONSOR, DIRECTORS AND OFFICERS

When you consider the recommendation of Blue Wolf’s board of directors in favor of approval of the Extension Amendment, the 80% Amendment and the IMTA Amendment, you should keep in mind that Blue Wolf’s Sponsor, directors and officers have interests in the proposals that are different from, or in addition to, your interests as a shareholder. These interests include, among other things:

•	Our Sponsor (which is directly or indirectly controlled by certain of our officers and directors) owns 2,012,500 founder shares, which it acquired for $25,000 and which have an aggregate value of $2.0 million based on the closing price of the ordinary shares on the Nasdaq Stock Market (“Nasdaq”) of $9.93 as of March 18, 2013. It has waived its right to receive distributions with respect to its shares upon Blue Wolf’s liquidation, which will occur if Blue Wolf is unable to consummate the Tender Offer by April 19, 2013. Accordingly, the Sponsor’s founder shares will be worthless if Blue Wolf is forced to liquidate.
•	Our Sponsor owns 4,166,667 sponsor warrants, which it acquired for $3,125,000 and which have an aggregate value of $1.7 million based on the closing price of the warrants on the Nasdaq of $0.40 as of March 18, 2013. In the event of Blue Wolf’s liquidation, the sponsor warrants will expire worthless.
•	Our Sponsor has made loans to us in the aggregate amount of $300,000. In the event of liquidation, there is no assurance that we will be able to repay the loans to our Sponsor.
•	Each of our current directors and officers will be reimbursed for out-of-pocket expenses incurred by him in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, but only if the business combination is consummated. In the event shareholders approve the Charter Amendment Proposals and we consummate the business combination with Target, all such expenses will be paid by us in full.

•	If Blue Wolf liquidates in the event it is unable to consummate the business combination, Messrs. Kraus and Edwards may be liable to us in the event any claims by a vendor for services rendered or a prospective target business with which we have discussed entering into a business combination reduce the amounts in the Trust Account below $9.97 per share except in certain circumstances.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to us regarding the beneficial ownership of the ordinary shares as of the date of these proxy materials by:

•	each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares on the date of these proxy materials;
•	each of our current executive officers and directors; and
•	all of our executive officers and directors as a group.

As of the date of these proxy materials, Blue Wolf had 10,062,500 ordinary shares issued and outstanding and no outstanding preferred shares.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all securities that they beneficially own (within the meaning of Rule 13d-3 of the Exchange Act).

Information with respect to our ordinary shares is based on an aggregate of 10,062,500 ordinary shares issued and outstanding, and assumes: (i) that no warrants are exercised (including the sponsor warrants) and (ii) that none of the Public Shares held by our public shareholders are validly tendered pursuant to the Tender Offer.

	Amount and Nature of Beneficial Ownership of ordinary shares	Approx. Percentage of Outstanding ordinary shares
Name and address of beneficial owners
Blue Wolf MHC Ltd.(1)(2)	2,012,500	20.0%
Lee Kraus(1)(2)(3)	2,012,500	20.0%
Nicholas Edwards(1)(2)(3)	2,012,500	20.0%
Composite Capital, LLC(3)	1,417,500	14.1%
John A. Shapiro(1)	—	*
Koji Fusa(1)	—	*
Stephen Quin(1)	—	*
Giacomo E. Di Mase(1)	—	*
Buyankhishig Ishdorj(1)	—	*
Elena Bagayeva(1)	—	*
North Pole Capital Master Fund(4)	999,800	9.9%
Arrowgrass Capital Partners (US) LP(5)	709,100	7.0%
AQR Capital Management LLC(6)	650,000	6.5%
Fir Tree Inc.(7)	560,000	5.6%
Highbridge International LLC(8)	550,000	5.5%
George Ireland(9)	875,000	8.7%
Geologic Resource Partners, LLC(9)	875,000	8.7%
All directors and executive officers as a group (9 persons)	2,362,500	23.4%

*	Less than 1 percent.
(1)	Unless otherwise noted, the business address of each of the following is Suite 409, Central Tower, 2 Sukhbaatar Square, Sukhbaatar District 8, Ulaanbaatar 14200, Mongolia.
(2)	These shares represent one hundred percent of our ordinary shares held by our Sponsor. Each of Messrs. Kraus and Edwards are directors of our Sponsor and share voting and dispositive power over shares held by our Sponsor. Each director of our Sponsor disclaims beneficial ownership of these shares except to the extent of his or its pecuniary interest therein.
(3)	Messrs. Kraus and Edwards each own 50% of the membership interests of Composite Capital, LLC, which through its ownership of our Sponsor, owns 1,417,500 ordinary shares indirectly through our Sponsor. Each of Messrs. Kraus and Edwards disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(4)	Pursuant to a Schedule 13G/A filed with the SEC on February 14, 2013, North Pole Capital Master Fund (“North Pole”), a Cayman Islands exempted company, and Polar Securities, Inc. (“Polar Securities”) an Ontario, Canada company, serving as investment advisor to North Pole with respect to the shares. North Pole and Polar Securities share the power to vote and direct the disposition of the shares. The business address of each of the reporting persons is 401 Bay Street, Suite 1900, P.O. Box 19, Toronto, Ontario M5H 2Y4, Canada. Paul Sabourin serves as chief investment officer for each of North Pole and Polar Securities.
(5)	Pursuant to a Schedule 13G/A filed with the SEC on February 14, 2013, Arrowgrass Capital Partners (US) LP (“Arrowgrass LP”) serves as the investment manager to Arrowgrass Master Fund, Ltd. with respect to the shares and Arrowgrass Capital Services (US) Inc. (“Arrowgrass Inc”) serves as the general partner of Arrowgrass LP. Arrowgrass LP and Arrowgrass Inc. share the power to vote and direct the disposition of the indicated shares and their address is 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019. Michael Edwards serves as director to both Arrowgrass LP and Arrowgrass Inc.
(6)	Pursuant to a Schedule 13G/A filed with the SEC by AQR Capital Management LLC on February 14, 2013, AQR Capital Management LLC serves as the investment manager to the AQR Diversified Arbitrage Fund which holds 5.3% of the ordinary shares. Abdon Bolivar serves as the chief compliance officer for AQR Capital Management LLC, whose principal business address is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.
(7)	Pursuant to a Schedule 13G filed with the SEC by Fir Tree, Inc. (“Fir Tree”) on July 25, 2011, Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) is the beneficial owner of 475,580 ordinary shares. Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”) is the beneficial owner of 84,420 ordinary shares. Fir Tree may be deemed to beneficially own the ordinary shares held by Fir Tree Value and Fir Tree Capital as a result of being the investment manager of each of Fir Tree Value and Fir Tree Capital. Fir Tree Value beneficially owns 475,580 ordinary shares. Fir Tree Capital beneficially owns 84,420 ordinary shares. Fir Tree Value may direct the vote and disposition of 475,580 ordinary shares. Fir Tree Capital may direct the vote and disposition of 84,420 ordinary shares. Fir Tree has been granted investment discretion over the ordinary shares held by Fir Tree Value and Fir Tree Capital, and thus, has the shared power to direct the vote and disposition of 560,000 ordinary shares. Jeffrey Tannenbaum serves as President of Fir Tree. The address for Fir Tree is 505 Fifth Avenue, 23rd Floor, New York, NY 10017. The address for Fir Tree Value and Fir Tree Capital is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, Camana Bay, Box 31106, Grand Cayman KY1-1205, Cayman Islands.
(8)	Pursuant to a Schedule 13G filed with the SEC by Highbridge International LLC (“Highbridge International”) on July 25, 2011, Highbridge International is the beneficial owner of 550,000 ordinary shares. Each of Highbridge Capital Management LLC (“Highbridge LLC”) and Glenn Dubin may be deemed the beneficial owner of the 550,000 shares held by Highbridge International and each disclaims beneficial ownership of such shares. Highbridge LLC is the trading manager of Highbridge International and Glenn Dubin is the Chief Executive Officer of Highbridge LLC. The address for Highbridge International is c/o Harmonic Fund Services, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies and the address for Highbridge LLC and Glenn Dubin is c/o Highbridge LLC, 40 West 57th Street, 33rd Floor, New York, NY 10019.
(9)	These shares represent an indirect interest in the ordinary shares held by our Sponsor as well as 350,000 units purchased in our initial public offering. Mr. Ireland controls Geologic Resource Partners, LLC and has voting and investment control over these shares.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Blue Wolf and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy materials. Upon written or oral request, Blue Wolf will deliver a separate copy of the proxy materials to any shareholder at a shared address to which a single copy of the proxy materials was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy materials may likewise request that Blue Wolf deliver single copies of the proxy materials in the future. Shareholders may notify Blue Wolf of their requests by calling or writing Blue Wolf at its principal executive offices at Suite 409, Central Tower 2 Sukhbaatar Square, Sukhbaatar District 8, Ulaanbaatar 14200, Mongolia and its telephone number is (976)7010-0248 or Morrow & Co., LLC, Blue Wolf’s proxy solicitation agent, at 470 West Avenue, 3rd Floor, Stamford, CT 06902, Telephone: (800) 662-5200, Banks and brokerage firms: (203) 658-9400, mngl.info@morrowco.com.

FUTURE STOCKHOLDER PROPOSALS

If Blue Wolf does not consummate an initial business combination prior to April 20, 2013, or July 22, 2013 in the event the Extension Amendment, the 80% Amendment or the IMTA Amendment are not approved and implemented, Blue Wolf will be required to dissolve and liquidate and will conduct no annual meetings thereafter.

WHERE YOU CAN FIND MORE INFORMATION

Blue Wolf is subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also intend to file with the SEC a Transition Report on Form 20-F containing financial statements for the four month period ended June 30, 2012. We will also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. We also have filed, pursuant to Rule 13e-4(c)(2), an Issuer Tender Offer Statement on Schedule TO as may be amended from time to time with the SEC that includes additional information relating to the Tender Offer. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC, including the proxy materials. You may also request a copy of the proxy materials and related exhibits, at no cost, by writing or calling the Information Agent for the proxy materials at the telephone numbers set forth in the proxy materials.

These proxy materials do not include information about a proposed initial business combination inasmuch as shareholders are not being asked to consider and approve such a proposal at this time. If you would like additional copies of the proxy materials or if you have questions about the Extension Amendment, the 80% Amendment or the IMTA Amendment or all proposals to be presented at the Shareholder Meeting, or the Tender Offer you should contact Blue Wolf’s proxy solicitation agent and Information Agent at the following address and telephone number:

Morrow & Co., LLC
470 West Avenue, 3rd Floor,
Stamford, CT 06902
Telephone: (800) 662-5200
Banks and brokerage firms: (203) 658-9400
mngl.info@morrowco.com

This document represents the proxy materials of Blue Wolf for the Shareholder Meeting. Blue Wolf has not authorized anyone to give any information or make any representation about the Extension Amendment, the 80% Amendment or the IMTA Amendment that is different from, or in addition to, that contained in these proxy materials or in any of the materials that Blue Wolf has incorporated by reference into these proxy materials. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

No. 1637055

BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT, 2004

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

Blue Wolf Mongolia Holdings Corp.

FIRST INCORPORATED THE 11TH DAY OF MARCH, 2011

AMENDED AND RESTATED THE 12TH DAY OF JULY, 2011

AMENDED AND RESTATED THE 14TH DAY OF JULY, 2011

AMENDED AND RESTATED THE 21ST DAY OF AUGUST, 2012

AMENDED AND RESTATED THE [  ] DAY OF APRIL, 2013

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT, 2004

MEMORANDUM OF ASSOCIATION

OF

Blue Wolf Mongolia Holdings Corp.

NAME

1.	The name of the Company is Blue Wolf Mongolia Holdings Corp. (the “Company”).

CHANGE OF NAME

2.	The Company may make application to the Registrar of Corporate Affairs in the approved form to change its name in accordance with section 21 of the Act and the change of name takes effect from the date of the certificate of change of name issued by the Registrar of Corporate Affairs. The Company may make such an application to change its name pursuant to a Resolution of Shareholders or a Resolution of Directors.

TYPE OF COMPANY

3.	The Company is a company limited by shares.

REGISTERED OFFICE AND REGISTERED AGENT

4.	The first Registered Office of the Company will be situate at the offices of Walkers Corporate Services (BVI) Limited, Walkers Chambers, 171 Main Street, Road Town, Tortola VG1110, British Virgin Islands. The current Registered Office of the Company is situate at FH Chambers, P.O. Box 4649, Road Town, Tortola, VG1110, British Virgin Islands.
5.	The first Registered Agent of the Company was Walkers Corporate Services (BVI) Limited of Walkers Chambers, 171 Main Street, Road Town, Tortola VG1110, British Virgin Islands. The current Registered Agent is FH Corporate Services Ltd. of P.O. Box 4649, Road Town, Tortola VG1110, British Virgin Islands.
6.	The Company may, by Resolution of Shareholders or by Resolution of Directors, change the location of its Registered Office or change its Registered Agent and any such changes shall take effect on the registration by the Registrar of Corporate Affairs of a notice of change, filed by the existing Registered Agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

LIMITATIONS ON BUSINESS OF COMPANY

7.	The business and activities of the Company are limited to those businesses and activities which it is not prohibited from engaging in under any law for the time being in force in the British Virgin Islands.
8.	Subject to the Act, any other enactment and this Memorandum (including, without limitation, paragraph 7 immediately above of this Memorandum) and the Articles, the Company has:
(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and
(b)	for the purposes of paragraph (a) immediately above, full rights, powers and privileges.

NUMBER, CLASSES AND PAR VALUE OF SHARES

9.	The Company is authorised to issue an unlimited number of shares consisting of six classes of shares of no par value as follows:
(a)	Ordinary Shares of no par value (“Ordinary Shares”);
(b)	Class A Preferred Shares of no par value (“Class A Preferred Shares”);
(c)	Class B Preferred Shares of no par value (“Class B Preferred Shares”);
(d)	Class C Preferred Shares of no par value (“Class C Preferred Shares”);
(e)	Class D Preferred Shares of no par value (“Class D Preferred Shares”); and
(f)	Class E Preferred Shares of no par value (“Class E Preferred Shares” and together with the Class A Preferred Shares, the Class B Preferred Shares, Class C Preferred Shares and the Class D Preferred Shares being referred to as the “Preferred Shares”).

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF SHARES

10.	Each Ordinary Share in the Company confers upon the Member subject to the other provisions of the Memorandum and Articles (unless waived by such Member):
(a)	the right to one vote at a meeting of the Members of the Company or on any Resolution of Members;
(b)	the right to an equal share in any dividend paid by the Company; and
(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.
11.	The rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be stated in the Memorandum and Articles, which shall be amended in accordance with paragraph 21 accordingly to set out and designate such rights, privileges, restrictions and conditions prior to the issue of such Preferred Shares. Such rights, privileges, restrictions and conditions may include:
(a)	the number of Shares and Series constituting that Class and the distinctive designation of that Class;
(b)	the dividend rate of the Preferred Shares of that class, if any, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in relation to, the dividends payable on any other Class or Classes of Shares, including other Classes of Preferred Shares or the Ordinary Shares;
(c)	whether that Class shall have voting rights, and, if so, the terms of such voting rights;
(d)	whether that Class shall have conversion or exchange right and privileges, and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Directors shall determine;
(e)	whether or not the Preferred Shares of that Class shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting Shares for redemption if less than all Preferred Shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount maybe less than the market value and which may vary under different conditions and at different dates;
(f)	whether that class shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of Preferred Shares of that class, and, if so, the terms and amounts of such sinking fund;
(g)	the right of the Preferred Shares of that Class to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional Preferred Shares (including additional Preferred Shares of such Class of any other Class) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition or any subsidiary of any outstanding Preferred Shares;

(h)	the right of the Preferred Shares of that Class in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and whether such rights be in preference to, or in relation to, the comparable rights or any other Class or Classes of Preferred Shares; and
(i)	any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of that class.
12.	Without prejudice to the other provisions of the Memorandum and Articles including paragraphs 11 and 21, the Directors have the authority and the power by Resolution of Directors to Amend the Memorandum and Articles:
(a)	to authorise and create additional Classes and Series with such designations, powers, preferences, rights, qualifications, limitations and restrictions, if any, as the Directors may by Resolution of Directors determine; and
(b)	(subject to the provisions of paragraph 11) to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, if any, appertaining to any and all Classes and Series that may be authorised to be issued under this Memorandum.
13.	For the purposes of section 9 of the Act, any rights, privileges, restrictions and conditions attaching to any of the Shares as provided for in the Articles are deemed to be set out and stated in full in this Memorandum.

FRACTIONAL SHARES

14.	The Company may issue Fractional Shares. A Fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same Class. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

VARIATION OF CLASS RIGHTS AND PRIVILEGES

15.	Prior to the consummation of a Business Combination, the rights, privileges, restrictions and conditions attached to the Ordinary Shares may only, whether or not the Company is being wound up, be varied with the consent in writing of, or by a resolution passed at a meeting of Shareholders by, the holders of at least sixty-five percent (65%) of the issued and outstanding Ordinary Shares. Following the consummation of a Business Combination, the rights attached to the Ordinary Shares may only, whether or not the Company is being wound up, be varied by a resolution passed by the holders of more than fifty percent (50%) of the Ordinary Shares which were present at a duly convened and constituted meeting and voted or with the consent in writing of fifty percent (50%) of the issued and outstanding Ordinary Shares, unless otherwise provided by the terms of issue of the Ordinary Shares.
16.	The rights, privileges, restrictions and conditions attached to any Class other than the Ordinary Shares may only, whether or not the Company is being wound up, be varied by a resolution passed by the holders of more than fifty percent (50%) of the Shares of such Class which were present at a duly convened and constituted meeting and voted or with the consent in writing of fifty percent (50%) of the issued and outstanding Shares of such Class, unless otherwise provided by the terms of issue of the Shares of such Class.

RIGHTS AND PRIVILEGES NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

17.	The rights, privileges, restrictions and conditions conferred upon the Shareholder of any Class issued with preferred or other rights and privileges including the Ordinary Shares, shall, unless otherwise expressly provided by the terms of issue of the Shares of that Class, be deemed not to be varied by the creation or issue of further Shares ranking pari passu therewith or in any respect in priority thereto, including the creation or issue of any Preferred Shares ranking pari passu or in priority in any respect to any such Class, including for the avoidance of doubt the Ordinary Shares.

NO BEARER SHARES

18.	The Company is not authorised to issue bearer shares and all Shares shall be issued as registered shares.

NO EXCHANGE FOR BEARER SHARES

19.	Shares may not be exchanged for, or converted into, bearer shares.

TRANSFERS OF SHARES

20.	Subject to the provisions of the Memorandum and the Articles, Shares in the Company may be transferred.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

21.	Subject to paragraphs 15 to 17 and 22, the Company may amend its Memorandum or Articles, including for the avoidance of doubt to create the rights, privileges, restrictions and conditions attaching to any Preferred Shares prior to their issue, by a Resolution of Shareholders or by a Resolution of Directors except that the Directors have no power to amend the Memorandum or the Articles:
(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;
(b)	to change the percentage of Shareholders required to pass a resolution to amend the Memorandum or the Articles;
(c)	in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or
(d)	to change the provisions of paragraphs 15, 16, 21 and 30 to 44 of the Memorandum.
22.	The provisions of paragraphs 10 and 30 to 44, whether or not the Company is being wound up, may only be amended with the consent in writing of or by a resolution passed at a meeting by the holders of at least sixty-five percent (65%) of the issued and outstanding Ordinary Shares, provided that to the extent that the Memorandum and Articles are in any respect inconsistent with or conflict with the terms of the Registration Statement, the Memorandum and Articles may be amended by Resolution of Directors or Resolution of Shareholders in any manner necessary to remove or correct any such conflict or inconsistency.

DEFINITIONS

23.	Words used in this Memorandum and not defined herein shall have the meanings set out in the Articles.

SHAREHOLDER LIABILITY

24.	The liability of a Shareholder to the Company, as shareholder, is limited to:
(a)	any amount unpaid on a Share held by the Shareholder;
(b)	(where applicable) any liability expressly provided for in this Memorandum or the Articles; and
(c)	any liability to repay a distribution under section 58(1) of the Act.
25.	A Shareholder has no liability, as a member, for the liabilities of the Company.

SEPARATE LEGAL ENTITY AND PERPETUAL EXISTENCE

26.	In accordance with section 27 of the Act, the Company is a legal entity in its own right separate from its Shareholders and continues in existence until it is dissolved.

EFFECT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

27.	In accordance with section 11(1) of the Act, this Memorandum and the Articles are binding as between:
(a)	the Company and each Shareholder of the Company; and
(b)	each Shareholder of the Company.

28.	In accordance with section 11(2) of the Act, the Company, the board of Directors, each Director and each Shareholder of the Company has the rights, powers, duties and obligations set out in the Act except to the extent that they are negated or modified, as permitted by the Act, by this Memorandum or the Articles.
29.	In accordance with section 11(3) of the Act, this Memorandum and the Articles have no effect to the extent that they contravene or are inconsistent with the Act.

BUSINESS COMBINATIONS

30.	Paragraphs 30 to 44 shall terminate upon consummation of any Business Combination, and may not be amended during the Target Business Acquisition Period except as permitted by paragraphs 21 and 22.
31.	In the event that the Company does not consummate a Business Combination before 22 July 2013 (such date being referred to as the “Termination Date”), this shall result in an automatic redemption of the Public Shares (an “Automatic Redemption Event”) and the Directors shall take all such action necessary to and the Company shall (i) redeem the Public Shares and/or distribute the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses)to the holders of Public Shares, on a pro rata basis, for an amount per Public Share in cash equal to the applicable Per-Share Redemption Price as promptly as reasonably possible but not more than five Business Days thereafter; and (ii) cease all operations except for the purpose of any winding up of the Company’s affairs. In the event of an Automatic Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redemption payments or distributions from the Trust Account.
32.	Unless a Resolution of Shareholders in connection with a Business Combination is required by the Act or other applicable law, or, at the sole discretion of the Directors, the Directors determine to propose a Resolution of Shareholders in connection with a Business Combination, the Company may enter into a Business Combination without such Business Combination being approved by a Resolution of Shareholders.
33.	Without prejudice to paragraph 32, in the event that a Resolution of Shareholders is proposed to approve a Business Combination, the Company shall be authorised to consummate the Business Combination if such Resolution of Shareholders is passed. For the avoidance of doubt and notwithstanding any other provision of the Memorandum and Articles, no ‘larger majority’ as referred to in the definition of Resolution of Shareholders in Article 1 is required by the Memorandum and Articles to approve a Business Combination except as required by the Act or other applicable law.
34.	Subject to paragraph 36, in the event that the Company proposes to consummate a Business Combination without a Resolution of Shareholders, the Company will offer to redeem the Shares of any Shareholder issued in the IPO (the “Public Shares”) for cash in accordance with Rule 13e-4 and Regulation 14E of the Securities Act and subject to any limitations (including but not limited to cash requirements) agreed in connection with the negotiation of the terms of the Business Combination (the “Tender Redemption Offer”). The Company will file tender offer documents with the SEC prior to consummating the Business Combination which contain substantially the same financial and other information about the Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. In accordance with the Exchange Act, the Tender Redemption Offer will remain open for a minimum of 20 Business Days. If in the event a Shareholder holding Public Shares accepts the Tender Redemption Offer and the Company has not otherwise withdrawn the Tender Redemption Offer, the Company shall, as soon as practicable after the consummation of the Business Combination, pay such redeeming Member, on a pro rata basis, cash equal to the applicable Per-Share Redemption Price.
35.	Subject to paragraphs 36 and 44, in the event that (a) a Business Combination is to be consummated by the Company approved by a Resolution of Shareholders proposed pursuant to paragraph 33 or (b) the Company proposes to amend the provisions of paragraph 10 or paragraphs 30 to 44 (except to correct any conflict or inconsistency with the Registration Statement in accordance with paragraph 22), the Company will offer to redeem the Public Shares, regardless of whether the votes attaching to such Public Shares were cast for or against the Resolution of Shareholders to approve the Business Combination (in the case of a vote pursuant to clause (a) above), for an amount in cash, on a pro rata basis, equal to the applicable Per-Share Redemption Price in accordance with a proxy solicitation pursuant to Regulation 14A of the Exchange Act (the “Redemption Offer”) or pursuant to the tender offer rules (in the case of the Extension Amendment); provided that any such redeeming Shareholder who either individually or together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined under the Securities Act) will be prohibited from seeking redemption with respect to an aggregate of more than ten percent (10%) of the total Public Shares in the event that the Company seeks approval by a Resolution of Shareholders of the Business Combination.
36.	Notwithstanding the provisions of paragraphs 34 and 35, in no event will the Company consummate the Tender Redemption Offer or the Redemption Offer under paragraph 34 or 35 if such consummation of the Tender Redemption Offer or the Redemption Offer would cause the Company to have net tangible assets to be less than US$5,000,001.
37.	A Shareholder holding Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an Automatic Redemption Event or in the event such Shareholder accepts a Tender Redemption Offer or Redemption Offer where the Business Combination is consummated (or where there is an Approved Amendment in the case of a Redemption Offer or tender offer related to sub-paragraph (b) of paragraph 35). In no other circumstances shall a holder of Public Shares have any right or interest of any kind in or to the Trust Account.
38.	Except in connection with the consummation of a Business Combination, prior to the consummation of a Business Combination, the Company will not issue additional Shares following the consummation of the IPO. In the event that additional Shares are issued following the consummation of the IPO in connection with the consummation of a Business Combination, the rights, privileges, restrictions and conditions attaching to such additional Shares shall not entitle the holder thereof to (i) receive funds from the Trust Account pursuant to Articles 31, 34 or 35 or otherwise; or (ii) vote on any Resolution of Shareholders to approve a Business Combination.
39.	Subject to the other provisions of the Memorandum and Articles, the Company may enter into a Business Combination with a Target Business that is affiliated with the Sponsor within the meaning of Rule 405 of the Securities Act,, its directors or officers. In the event the Company enters into such a Business Combination, the Company or a committee of directors independent from the Sponsor, will obtain an opinion from an independent investment banking firm that is a member of FINRA that such a Business Combination is fair to the Shareholders from a financial point of view.
40.	The Company may not effectuate a Business Combination with another company generally regarded or described as “blank cheque” or a similar type of company with nominal operations.
41.	Upon consummation of the IPO, the amount of net offering proceeds received by the Company in the IPO (including proceeds of any exercise of the underwriter’s over-allotment option and proceeds from the issue of the sponsor warrant) described in the Company’s registration statement on Form S-1 filed with the SEC in connection with the IPO (the “Registration Statement”) shall be deposited and thereafter held in the Trust Account. Except as described in the Registration Statement or as may be required by applicable law, neither the Company nor any officer, director or employee of the Company nor any other person shall disburse any of the proceeds of the IPO held in the Trust Account until the earlier of (i) the consummation of a Business Combination, (ii) an Automatic Redemption Event, (iii) in connection with an Approved Amendment, or (iv) in payment of the redemption price to a redeeming Shareholder as provided in the Memorandum and Articles or (iv) in payment of the acquisition price for any Shares which the Company elects to purchase, redeem or otherwise acquire in accordance with the Memorandum and Articles, in each case in accordance with the trust agreement governing the Trust Account; provided that (a) interest may be released as described in the Registration Statement from time to time to the Company to cover operating expenses, and (b) the Company is entitled to withdraw such amounts from the interest earned on the Trust Account from time to time as would be required to pay any taxes on the interest earned on the Trust Account.

42.	Without prejudice to Article 32, if the Company seeks approval of the Business Combination by a Resolution of Shareholders and does not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, prior to the consummation of the Business Combination, the Company is permitted to release from the Trust Account amounts necessary to make purchases of up to fifteen percent (15%) of the Public Shares (“Open Market Purchases”) at any time commencing after the filing of a preliminary proxy statement in respect of the Business Combination and ending on the record date of the meeting of shareholders to approve the Business Combination. Open Market Purchases will be made only in open market transactions at times when the Company is not in possession of any material non-public information and may not be made during a restricted period under Regulation M of the Exchange Act. Such Open Market Purchases shalll comply with Rule 10b-18 of the Exchange Act. Any such Open Market Purchases will be made for cash (inclusive of commissions) on a pro-rata basis not to exceed the amount per Share then held in the Trust Account.
43.	The Company must acquire at least a controlling interest in a Target Business. The Company may seek to consummate a Business Combination with a Target Business or Target Businesses with a collective Fair Market Value in excess of the balance in the Trust Account. In order to consummate such a Business Combination, the Company may issue any amount of debt, equity or other securities to the sellers of such Target Business and/or seek to raise additional funds through a private offering of debt, equity or other securities.
44.	In the event the directors of the Company propose any amendment to paragraphs 30 to 44 prior to the consummation of a Business Combination (an “Amendment”) and such Amendment (i) is required to be and is duly approved by a Resolution of Shareholders; and (ii) the amended Memorandum and Articles are registered by the Registrar of Corporate Affairs (an “Approved Amendment”), the Company will offer to redeem the Public Shares of any Shareholder pursuant to the tender offer rules, for cash, on a pro rata basis, at a per-share amount equal to the applicable Per-Share Redemption Price. For the avoidance of doubt, no such Amendment may include any amendment that would affect the substance or timing of the Company’s obligations as described in paragraphs 30 to 44 to offer to pay the Per-Share Redemption Price to the holders of the Public Shares).
45.	In connection with the Extension Amendment, for those holders of Public Shares who tender their Public Shares into a pro-rata portion of the funds held in the Trust Account (the “Withdrawal Amount”), the Company shall redeem the Public Shares so tendered, remove the Withdrawal Amount from the Trust Account and deliver to such holders of Public Shares so tendered their pro-rata portion of the Withdrawal Amount.

We, Walkers Corporate Services (BVI) Limited of Walkers Chambers, 171 Main Street, Road Town, Tortola VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign our name to this Memorandum of Association this 11th day of March, 2011.

Incorporator

Sgd: Smona Molyneaux
For and on behalf of
Walkers Corporate Services (BVI) Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT, 2004

ARTICLES OF ASSOCIATION

OF

Blue Wolf Mongolia Holdings Corp.

The following shall comprise the Articles of Association of Blue Wolf Mongolia Holdings Corp. (the “Company”).

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act, 2004, including any modification, amendment, extension, re-enactment or renewal thereof and any regulations made thereunder;

“Articles” means these articles of association of the Company, as amended and/or restated from time to time;

“AGM” means an annual general meeting of the Shareholders designated as such an AGM in the notice of meeting in relation to such AGM sent to Shareholders;

“Automatic Redemption Event” shall have the meaning given to it in paragraph 31;

“Business Combination” shall mean the first combination by the Company, whether through a merger, consolidation, share exchange, asset or share acquisition, exchangeable share transaction, contractual control arrangement, scheme of arrangement, plan or arrangement or other type of transaction similar to any of the foregoing, with a Target Business at Fair Market Value

“Business Days” means a day other than a Saturday or Sunday or any other day on which commercial banks in New York are required or are authorised to be closed for business;

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company;

“Class I Directors” has the meaning ascribed to it in Article 74;

“Class II Directors” has the meaning ascribed to it in Article 74;

“Class III Directors” has the meaning ascribed to it in Article 74;

“Class A Preferred Shares” has the meaning ascribed to it in paragraph 9;

“Class B Preferred Shares” has the meaning ascribed to it in paragraph 9;

“Class C Preferred Shares” has the meaning ascribed to it in paragraph 9;

“Class D Preferred Shares” has the meaning ascribed to it in paragraph 9;

“Class E Preferred Shares” has the meaning ascribed to it in paragraph 9;

“Designated Stock Exchange” means the Over-the-Counter Bulletin Board, the Global Select System, Global System or the Capital Market of the Nasdaq Stock Market Inc., the American Stock Exchange or the New York Stock Exchange;

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof, and “Director” means any one of them;

“Distribution”means, in relation to a distribution by the Company to a Shareholder:

(a)	the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder; or
(b)	the incurring of a debt to or for the benefit of the Shareholder,

in relation to the Shares held by the Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Extension Amendment” means the amendment made to parapgraph 31 of the Memorandum to extend the date by which the Company must consummate its Business Combination from 21 months following the closing of the Company’s IPO to 22 July 2013;

“Fair Market Value” means an amount determined by the board of directors of the Company;

“FINRA” means the Financial Industry Regulatory Authority of the United States of America;

“IPO” means the initial public offering of the Public Shares;

“Fractional Share” means a fraction of a Share;

“Memorandum” means the memorandum of association of the Company, as amended and/or restated from time to time;

“Officer” means any natural person or corporation appointed by the Directors as an officer of the Company and may include a chairman of the board of Directors, a vice chairman of the board of Directors, a president, one or more vice presidents, secretaries and treasurers and such other officers as may from time to time be deemed desirable but shall exclude any auditor appointed by the Company;

“Open Market Purchases” has the meaning ascribed to it in paragraph 43;

“Ordinary Shares” has the meaning ascribed to it in paragraph 9;

“Per-Share Redemption Price” means:

(a)	with respect to an Automatic Redemption Event, the aggregate amount on deposit in the Trust Account (less up to US$50,000 of the net interest earned thereon which may be used to pay dissolution expenses) divided by the number of then outstanding Public Shares;
(b)	with respect to a Tender Redemption Offer or a redemption made in accordance with the tender offer rules in connection with the Extension Amendment, the aggregate amount on deposit in the Trust Account on the date that is two Business Days prior to the commencement of the tender offer including interest (but less any and all interest released to the Company prior to the expiration of the tender offer) but net of taxes payable, divided by the number of then outstanding Public Shares; and
(c)	with respect to a Redemption Offer, the aggregate amount then on deposit in the Trust Account on the date that is two Business Days prior to the consummation of the Business Combination including interest (not otherwise released to the Company) but net of taxes payable, divided by the number of then outstanding Public Shares;

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Public Shares” has the meaning ascribed to it in paragraph 34;

“Preferred Shares” has the meaning ascribed to it in paragraph 9;

“Redemption Offer” has the meaning ascribed to it in paragraph 35;

“Registration Statement” has the meaning ascribed to it in paragraph 41;

“Relevant System” means a system utilised for the purposes of holding and transferring Shares;

“Register of Directors” means the register of the Directors of the Company required to be kept pursuant to the Act;

“Register of Members” means the register of the members of the Company required to be kept pursuant to the Act;

“Registered Agent” means the registered agent of the Company from time to time, as required by the Act;

“Registered Office” means the registered office of the Company from time to time, as required by the Act;

“Resolution of Directors” means a resolution:

(a)	approved at a duly convened and constituted meeting of Directors or of a committee of Directors, by the affirmative vote of a simple majority of the Directors present at such meeting who voted and did not abstain; or
(b)	consented to in writing or by telex, telegram, cable, facsimile or other written electronic communications by a simple majority of the Directors or a simple majority of the members of a committee of Directors, as the case may be, in one or more instruments each signed by one or more of the Directors and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed, and where a Director is given more than one vote in any circumstances, he shall in the circumstances be counted for the purposes of establishing a majority, by the number of votes he casts;

“Resolution of Shareholders” means a resolution:

(a)	passed by a simple majority, or such larger majority as may be specified in the Memorandum or the Articles or is required by law, of the votes attaching to the Shares of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a meeting of Shareholders of the Company; or
(b)	approved in writing by Shareholders holding a majority, or such larger majority as may be specified in the Memorandum or these Articles or is required by law, of the votes of Shares held by Shareholders entitled to vote at a meeting of Shareholders of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Seal” means the common seal of the Company;

“SEC” means the United States Securities and Exchange Commission;

“Secretary” means any natural person or corporation appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire shares or debt obligations;

“Securities Act” means the United States Securities Act of 1933, as amended of the United States of Amercia;

“Series” means a division of a Class as may from time to time be issued by the Company;

“Share” means a share in the Company issued subject to and in accordance with the provisions of the Act, the Memorandum and these Articles. All references to “Shares” herein shall be deemed to be

Shares of any or all Classes or Series as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include any Fractional Share;

“Share Certificate” means a certificate in respect of a Share in the Company and includes a certificate in respect of a combination of Shares and any other Securities;

“Shareholder” means a Person whose name is entered as a holder of one or more Shares in the Register of Members;

“signed” means bearing a signature or representation of a signature affixed by mechanical means;

“Solvency Test” means the solvency test prescribed by section 56 of the Act and set out in Article 124;

“Sponsor” means Blue Wolf MHC Ltd., an exempted company incorporated in the Cayman Islands;

“Target Business” means an operating business or businesses with which the Company prposes to undertake a Business Combination;

“Target Business Acquisition Period” shall mean the period commencing from the closing of the IPO up to and including the first to occur of (i) the consummation of a Business Combination; or (ii) the Termination Date.

“Tender Redemption Offer” has the meaning ascribed to it in paragraph 34;

“Termination Date” has the meaning given to it in paragraph 31;

“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

“Trust Account” shall mean the trust account established by the Company at the consummation of the IPO and into which a certain amount of the IPO proceeds, sponsor warrants proceeds and the underwriters’ deferred discount are deposited as may be reduced from time to time for Open Market Purchases and amounts reserved for operating expenses in accordance with the Memorandum and Articles; and

2.	In these Articles, save where the context requires otherwise:
(a)	words importing the singular number shall include the plural number and vice versa;
(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;
(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;
(d)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;
(e)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;
(f)	references to “paragraphs” are to the paragraphs of the Memorandum; and
(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.
3.	Subject to the last two preceding Articles, any words defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced at any time after incorporation.
5.	The Registered Office shall be at such address in the British Virgin Islands as the Shareholders or Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.
6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company.
7.	The Directors shall keep, or cause to be kept, the original Register of Members at such place as the Directors may from time to time determine and, in the absence of any such determination, the original Register of Members shall be kept either at the office of the Registered Agent or the office of the Company’s transfer agent.

SHARES

8.	Subject to the Act, the Memorandum and the Articles and the rules of the Designated Stock Exchange (and provided that until the Ordinary Shares are listed on any Designated Stock Exchange, the rules of such Designated Stock Exchange shall not be applicable to the Company) and the Memorandum or the Articles, all Shares for the time being unissued shall be under the control of the Directors who may:
(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and
(b)	grant options with respect to such Shares and issue Securities, warrants or similar instruments with respect thereto, including in connection with the IPO;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.	Subject to the Memorandum and these Articles and provided that a corresponding amendment is made to paragraph 9 of the Memorandum to reflect the resulting Classes of Shares, the Directors may authorise the division of Shares into any number of Classes and Series and the different Classes and Series shall be authorised, established and designated (or re-designated as the case may be) as determined by a Resolution of Directors or by a Resolution of Shareholders.
10.	The pre-emption rights set out in section 46 of the Act shall not apply to the Company.
11.	The Company may insofar as may be permitted by law, pay a commission in any form to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. The Company may also pay such brokerage as may be lawful on any issue of Shares.
12.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.
13.	The Company may treat the holder of a Share as named in the Register of Members as the only Person entitled to:
(a)	exercise any voting rights attaching to the Share;
(b)	receive notices;
(c)	receive a Distribution; and
(d)	exercise other rights and powers attaching to the Share.
14.	The Company may, subject to the terms of the Act, the Memorandum and these Articles, issue bonus Shares, partly paid Shares and nil paid Shares.

15.	Shares may, subject to the terms of the Act and these Articles, be issued for consideration in any form, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know how), services rendered or a contract for future services.
16.	When the consideration in respect of the Share has been paid, that Share is for all purposes fully paid, but where the Share is not fully paid on issue the Share is subject to forfeiture in the manner prescribed in these Articles.
17.	Shares may be issued for such amount of consideration paid in such manner as the Directors may from time to time by Resolution of Directors determine, except that in the case of Shares issued with a par value, the consideration paid or payable shall not be less than the par value.
18.	Before issuing Shares for a consideration other than money, the Directors shall by a Resolution of Directors state:
(a)	the amount to be credited for the issue of the Shares;
(b)	their determination of the reasonable present cash value of any non-money consideration for the issue; and
(c)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.
19.	A Share issued by the Company upon conversion of, or in exchange for, another Share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other Share, debt obligation or security.

CERTIFICATES

20.	The Directors shall determine whether and in what circumstances Share Certificates and certificates in respect of any other Security of the Company shall be issued. Share Certificates may be signed by a Director, on behalf of any transfer agent of the Company or such other Person who has been duly authorised by a Resolution of Directors (each an “Authorised Person”) or under the Seal, with or without the signature of a Director or an Authorised Person. The signature of the Director or of the Authorised Person and the Seal may be a facsimile.
21.	Any Shareholder receiving a Share Certificate for Shares shall indemnify and hold the Company and its Directors and Officers harmless from any loss or liability which it or they may incur by reason of the issue or loss of that Share Certificate. If a Share Certificate for Shares is worn out or lost it may be renewed or replaced on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

FORFEITURE OF SHARES

22.	Where Shares are not fully paid on issue or have been issued subject to forfeiture, the following provisions shall apply.
23.	Written notice of a call specifying a date for payment to be made in respect of a Share shall be served on a Shareholder who defaults in making payment in respect of that Share.
24.	The written notice referred to in the immediately preceding Article shall:
(a)	name a further date not earlier than the expiration of fourteen days from the date of service of the notice on or before which the payment required by the notice is to be made; and
(b)	contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.
25.	Where a written notice has been issued under these Articles and the requirements have not been complied with, the Directors may at any time before tender of payment forfeit and cancel the Shares to which the notice relates.

26.	The Company is under no obligation to refund any moneys to the Shareholder whose Shares have been forfeited and cancelled pursuant to these Articles. Upon forfeiture and cancellation of the Shares the Shareholder is discharged from any further obligation to the Company with respect to the Shares forfeited and cancelled.

TRANSFER OF SHARES

27.	Subject to the Memorandum and the Articles, Shares may be transferred by a written instrument of transfer.
28.	The instrument of transfer of any Share shall be in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or where the transfer otherwise imposes a liability to the Company on the transferee, or if so required by the Directors, shall also be executed by or on behalf of the transferee and shall be accompanied by the Share Certificate of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.
29.	Notwithstanding any other provisions of the Memorandum and Articles, Shares may be transferred by means of a Relevant System and the operator of the Relevant System (and any other person necessary to ensure the Relevant System is effective to transfer Shares) shall act as agent of the Shareholders for the purposes of the transfer of any Shares transferred by means of the Relevant System.
30.	The Directors may in their absolute discretion decline to register any transfer of Shares which does not comply with the requirements of Memorandum and .Articles or the Act.
31.	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine..

TRANSMISSION OF SHARES

32.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.
33.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.
34.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF NUMBER OF AUTHORISED SHARES

35.	The Company may amend the Memorandum to increase or reduce the number of Shares the Company is authorised to issue.
36.	The Company may:
(a)	divide the Shares, including issued Shares, of a Class or Series into a larger number of Shares of the same Class or Series; or

(b)	combine the Shares, including issued Shares, of a Class or Series into a smaller number of Shares of the same Class or Series;

provided, however, that where Shares with a par value are divided or combined under (a) or (b) of this Article, the aggregate par value of the new Shares must be equal to the aggregate par value of the original Shares.

REDEMPTION AND PURCHASE OF SHARES

37.	Subject to any limitations or procedures imposed by the Act, the Memorandum and these Articles and the applicable rules of the Designated Stock Exchange, including the Solvency Test where applicable, the Company may purchase, redeem or otherwise acquire its own Shares from one or more or all of the Shareholders:
(a)	in accordance with the provisions of the Memorandum and Articles;
(b)	in any other manner contemplated by the terms of the Registration Statement;
(c)	in accordance with any other right of the Company to purchase or redeem Shares or any other right of a Shareholder to have his Shares purchased or redeemed or to have his Shares exchanged for money or other property of the Company;
(d)	pursuant to the provisions of Section 176 of the Act; or
(e)	in such other manner and on such terms as may be determined by the Directors and agreed between the Company and the relevant Shareholder.
38.	Sections 60, 61 and 62 of the Act shall not apply to the Company.

TREASURY SHARES

39.	Shares that the Company purchases, redeems or otherwise acquires pursuant to these Articles shall be cancelled immediately or held as Treasury Shares in accordance with the Act and Article 40.
40.	Shares may only be purchased, redeemed or otherwise acquired and held as Treasury Shares where, when aggregated with the number of Shares of the same Class already held by the Company as Treasury Shares, the total number of Treasury Shares does not exceed 50 percent of the Shares of that Class previously issued by the Company, excluding those Shares that have been cancelled.
41.	Where and for so long as Shares are held by the Company as Treasury Shares, all rights and obligations attaching to such Shares are suspended and shall not be exercised by or against the Company.
42.	Treasury Shares may be disposed of by the Company on such terms and conditions as the Company may by Resolution of Directors determine.

MEETINGS OF SHAREHOLDERS

43.	The Directors may, whenever they think fit, convene a meeting of Shareholders. Following consummation of a Business Combination, an AGM shall be held annually at such date and time as may be determined by the directors
44.	Shareholders’ meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at a meeting of the Shareholders of the Company on the matter for which the meeting is being requested holding at least thirty percent of outstanding Shares entitled to vote in the Company deposited at the Registered Office specifying the objects of the meeting for a date no later than twenty one days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than forty five days after the date of such deposit, the requisitionists themselves may convene the Shareholders’ meeting in the same manner, as nearly as possible, as that in which Shareholders’ meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the Shareholders’ meeting shall be reimbursed to them by the Company.

45.	If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at meetings of the Shareholders of the Company may convene a Shareholders’ meeting in the same manner as nearly as possible as that in which Shareholders’ meetings may be convened by the Directors.

NOTICE OF MEETINGS OF SHAREHOLDERS

46.	At least ten days’ notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and the general nature of the business to be considered at the meeting, shall be given in the manner hereinafter provided to such Persons as are, under these Articles, entitled to receive such notices from the Company.
47.	A meeting of Shareholders held in contravention of the notice requirements set out above is valid if Shareholders holding not less than a ninety percent majority of the:
(a)	total number of Shares entitled to vote on all matters to be considered at the meeting; or
(b)	votes of each Class of Shares where Shareholders are entitled to vote thereon as a Class together with not less than an absolute majority of the remaining votes,

have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute a waiver.

48.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT SHAREHOLDERS’ MEETINGS

49.	No business shall be transacted at any Shareholders’ meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding at least a majority of the Shares of the Company entitled to vote at the meeting, present in person or by proxy, shall form a quorum.
50.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to such date as shall be determined by the Directors, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.
51.	If the Directors decide to make such facility available for a specific Shareholders’ meeting or all Shareholders’ meetings of the Company, participation in any Shareholders’ meeting may be by means of a telephone or by other electronic means provided that all Persons participating in such meeting are able to hear each other and such participation shall be deemed to constitute presence in person at the meeting.
52.	The chairman, if any, of the Directors shall preside as chairman at every Shareholders’ meeting.
53.	If there is no such chairman, or if at any Shareholders’ meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.
54.	The chairman may with the consent of any Shareholders’ meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. It shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.
55.	The Directors may cancel or postpone any duly convened Shareholders’ meeting at any time prior to such meeting, except for Shareholders’ meetings requisitioned by the Shareholders in accordance with these Articles for any reason upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

56.	At any Shareholders’ meeting a Resolution of Shareholders put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.
57.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
58.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.
59.	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

60.	Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a Shareholders’ meeting, each have one vote and on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which he or the Person represented by proxy is the holder. Until the end of the Target Business Acquisition Period, all Resolutions of Shareholders must be passed on a poll.
61.	The following shall apply in respect of joint ownership of Shares:
(a)	if two or more Persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;
(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and
(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.
62.	A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by the Person or Persons appointed by that court, and any such Person or Persons may vote by proxy.
63.	No Shareholder shall be entitled to vote at any Shareholders’ meeting unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.
64.	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.
65.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.
66.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.
67.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

68.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.
69.	An action that may be taken by the Shareholders at a meeting may also be taken by a Resolution of Shareholders consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication, without the need for any notice, but if any such resolution is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such Resolution of Shareholders shall a soon as reasonably practicable be sent to all Shareholders not consenting to such Resolution of Shareholders. The consent may be in the form of counterparts in like form each counterpart being signed by one or more Shareholders.
70.	If the Company shall have only one Shareholder the provisions herein contained for meetings of the Shareholders shall not apply and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Shareholders. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

71.	Any Shareholder or Director that is a corporation or other entity may by resolution of its directors or other governing body authorise such natural person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or Series or of the Directors or of a committee of Directors, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DIRECTORS

72.	Except during the period from the date of incorporation until the date on which the first Directors are appointed by the first Registered Agent of the Company pursuant to Article 75, the minimum number of Directors shall be one.
73.	The Directors shall be divided by Resolution of Directors into three classes, as nearly equal in number as possible. Subject to Articles 74 and 75, Directors shall be elected by Resolution of Shareholders or Resolution of Directors for a term of office expiring at the third succeeding AGM after their election, or until their earlier death, resignation or removal.
74.	There is no distinction in the voting or other powers and authorities of Directors of different classes, the classifications as Class I, Class II and Class III Directors being solely for the purposes of the retirement by rotation provisions set out in this Article. Subject to Article 75, each Director shall be designated as a Class I Director, Class II Director or Class III Director and will serve as follows:
(a)	each Class I Director designated prior to the Company’s first AGM shall (unless his or her office is vacated in accordance with these Articles) serve initially until and retire at the conclusion of the Company’s first AGM and each Class 1 Director elected at such AGM and any subsequent AGM shall thereafter serve for a three year term in accordance with Article 73;
(b)	each Class II Director designated prior to the Company’s first AGM shall (unless his or her office is vacated in accordance with these Articles) serve initially until and retire at the conclusion of the Company’s second AGM and each Class 1 Director elected at such AGM and any subsequent AGM shall thereafter serve for a three year term in accordance with Article 73; and
(c)	each Class I Director designated prior to the Company’s first AGM shall (unless his or her office is vacated in accordance with these Articles) serve initially until and retire at the conclusion of the Company’s third AGM and each Class 1 Director elected at such AGM and any subsequent AGM shall thereafter serve for a three year term in accordance with Article 73.
75.	The Directors may by Resolution of Directors appoint a replacement Director to fill any vacancy howsoever arising. Any such replacement Director so appointed will be designated as the same Class of Director as the Director which he replaces and his term will expire at the next AGM at which the Director he replaces would have been subject to retirement by rotation.

76.	Subject to these Articles, the Company may appoint any natural person or corporation to be a Director. The following are disqualified from appointment as a Director:
(a)	an individual who is under eighteen years of age;
(b)	a person who is a disqualified person within the meaning of section 260(4) of the Insolvency Act (or any successor provision);
(c)	a person who is a restricted person within the meaning of section 409 of the Insolvency Act (or any successor provision);
(d)	an undischarged bankrupt; and
(e)	any other person disqualified by the Memorandum and these Articles.
77.	A Director may be removed from office, with or without cause, by a Resolution of Shareholders or, with cause, by a Resolution of Directors. A resolution passed under this Article may only be passed at a meeting called for the purpose of removing the Director or for purposes including the removal of the Director, or by written resolution passed by at least seventy five percent of the Shareholders, or Directors, as the case may be, entitled to vote.
78.	A Director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.
79.	The Directors, or if the Shares (or depository receipts therefore) are listed or quoted on a Designated Stock Exchange, and if required by the Designated Stock Exchange, any committee thereof, may, by a Resolution of Directors, fix the emoluments of Directors with respect to services to be rendered in any capacity to the Company.
80.	There shall be no shareholding qualification for Directors.
81.	The Company shall keep a Register of Directors containing:
(a)	the names and addresses of the persons who are Directors or who have been nominated as reserve directors of the Company;
(b)	the date on which each person whose name is entered in the Register of Directors was appointed as a Director, or nominated as a reserve director, of the Company;
(c)	the date on which each person named as a Director ceased to be a Director; and
(d)	the date on which the nomination of any person nominated as a reserve director ceased to have effect.
82.	A copy of the Register of Directors shall be kept at the office of the Registered Agent and the Company may determine by Resolution of Directors to register a copy of such Register of Directors with the Registrar of Corporate Affairs.

ALTERNATE DIRECTOR

83.	Until the consummation of a Business Combination, a director may not appoint an alternate. Following the consummation of a Business Combination, any Director may in writing appoint another person, who need not be a Director, to be his alternate. Every such alternate shall be entitled to attend meetings in the absence of the Director who appointed him and to vote in the place of the Director. Where the alternate is a Director he shall be entitled to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an Officer. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

POWERS OF DIRECTORS

84.	The business and affairs of the Company shall be managed by, or be under the direction or supervision of, the Directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or the Memorandum or the Memorandum and Articles required to be exercised by the Shareholders, subject to any delegation of such powers as may be authorised by the Memorandum and Articles.
85.	Notwithstanding section 175 of the Act, the Directors have the power to sell, transfer, lease, exchange or otherwise dispose of the assets of the Company, without restriction and without complying with the provisions of section 175, which shall not apply to the Company.
86.	The Directors may, by a Resolution of Directors, appoint any Person, including a person who is a Director, to be an Officer or agent of the Company. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.
87.	Every Officer or agent of the Company has such powers and authority of the Directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the Resolution of Directors appointing the Officer or agent, except that no Officer or agent has any power or authority with respect to the matters requiring a Resolution of Directors under the Act or the Memorandum and Articles or are otherwise not permitted to be delegated under the Act.
88.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.
89.	The Directors may, by a Resolution of Directors, designate one or more committees, each consisting of one or more Directors.
90.	Each committee of Directors has such powers, and authorities of the Directors, including the power and authority to affix the Seal, as are set forth in the Resolution of Directors establishing the committee, except that no committee has any power or authority:
(a)	to amend the Memorandum or these Articles;
(b)	to designate committees of Directors;
(c)	to delegate powers to a committee of Directors;
(d)	to appoint Directors;
(e)	to appoint agents;
(f)	to approve a plan of merger, consolidation or arrangement; or
(g)	to make a declaration of solvency or approve a liquidation plan.
91.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand or otherwise) appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such Person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

BORROWING POWERS OF DIRECTORS

92.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DUTIES OF DIRECTORS

93.	Subject to the following Article, the Directors when exercising their powers or performing their duties, shall act honestly and in good faith and in what the Director believes to be in the best interests of the Company.
94.	Notwithstanding the foregoing:
(a)	where the Company is a wholly owned subsidiary, the Directors may, when exercising their powers or performing their duties as Directors, act in a manner which they believe to be in the best interests of the Company’s holding company, even though it may not be in the best interests of the Company; and
(b)	where the Company is a subsidiary, but not a wholly owned subsidiary, the Directors may, when exercising their powers or performing their duties, and with the prior agreement of the Shareholders other than the holding company, act in a manner which they believe to be in the best interests of the Company’s holding company, even though it may not be in the best interests of the Company.

PROCEEDINGS OF DIRECTORS

95.	The Directors may meet together (either within or without the British Virgin Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.
96.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or other electronic means provided that all persons participating in such meeting can hear one other and such participation shall be deemed to constitute presence in person at the meeting.
97.	A Director shall be given not less than three days’ notice of meetings of Directors, but a meeting of Directors held without three days’ notice having been given to all Directors shall be valid if all the Directors entitled to vote at the meeting who do not attend, waive notice of the meeting, and for this purpose, the presence of a Director at the meeting shall be deemed to constitute waiver on his part. The inadvertent failure to give notice of a meeting to a Director, or the fact that a Director has not received the notice, does not invalidate the meeting.
98.	The quorum necessary for the transaction of the business of the Directors shall be a majority of the Directors, except that if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.
99.	If the Company shall have only one Director the provisions herein contained for meetings of the Directors shall not apply but such sole Director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the Shareholders and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.
100.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may by a Resolution of Directors determine. Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.
101.	The Directors shall cause the following corporate records to be kept:
(a)	minutes of all meetings of Directors, Shareholders, committees of Directors, committees of Officers and committees of Shareholders; and
(b)	copies of all resolutions consented to by Directors, Shareholders, Classes of Shareholders, committees of Directors, committees of Officers and committees of Shareholders.
102.	The books, corporate records and minutes shall be kept at the office of the Registered Agent, at the Company’s principal place of business or at such other place as the Directors determine.
103.	An action that may be taken by the Directors or a committee of Directors at a meeting may also be taken by a resolution of Directors or a committee of Directors consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication by a simple majority of the Directors or a simple majority of the members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more Directors.
104.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to the memorandum and Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors, or of summoning a Shareholders’ meeting, but for no other purpose.
105.	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.
106.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.
107.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.
108.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

OFFICERS

109.	The Company may by Resolution of Directors appoint Officers at such times as shall be considered necessary or expedient. Any number of offices may be held by the same person.
110.	The Officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors..
111.	The emoluments of all Officers shall be fixed by Resolution of Directors.
112.	The Officers shall hold office until their successors are duly elected and qualified, but any Officer elected or appointed by the Directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

CONFLICT OF INTERESTS

113.	A Director shall forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the board of Directors.
114.	A Director is not required to comply with Article 113 above, if the transaction is between the Company and the Director and the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions.
115.	A Director who is interested in a transaction entered into or to be entered into by the Company may:
(a)	vote on a matter relating to the transaction;
(b)	attend a meeting of Directors at which the matter relating to the transaction arises and be included among the Directors present at the meeting for the purpose of a quorum; and
(c)	sign a document on behalf of the company, or do any other thing in his capacity as a Director, that relates to the transaction.

REGISTER OF CHARGES

116.	The Company shall maintain at the Registered Office or at the office of the Registered Agent a register of all charges created by the Company showing:
(a)	if the charge is a charge created by the Company, the date of its creation or, if the charge is an existing charge on property acquired by the Company, the date on which the property was acquired;
(b)	a short description of the liability secured by the charge;
(c)	a short description of the property charged;
(d)	the name and address of the trustee for the security, or if there is no such trustee, the name and address of the chargee;
(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and
(f)	details of any prohibition or restriction, if any, contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

THE SEAL

117.	The Directors shall provide for the safe custody of the Seal. An imprint of the Seal shall be kept at the office of the Registered Agent.
118.	The Seal shall not be affixed to any instrument except by the authority of a Resolution of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.
119.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a Resolution of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more persons as the Directors may appoint for the purpose.

120.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISTRIBUTIONS

121.	Subject to paragraphs 30 to 44, the Company may, from time to time, by a Resolution of Directors authorise a Distribution by the Company at such time, and of such amount, to any Shareholders, as it thinks fit if they are satisfied, on reasonable grounds, that immediately after the Distribution, the Company satisfies the following solvency test:
(a)	the value of the Company’s assets will exceed its liabilities; and
(b)	the Company will be able to pay its debts as they fall due.
122.	The Directors may, before making any Distribution, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.
123.	Notice of any Distribution that may have been authorised shall be given to each Shareholder in the manner hereinafter mentioned and all Distributions unclaimed for three years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.
124.	No Distribution shall bear interest as against the Company and no Distribution shall be authorised or made on Treasury Shares.
125.	The Directors may determine in their sole discretion to issue bonus Shares from time to time.
126.	A division of the issued and outstanding Shares of a Class or Series of Shares into a larger number of Shares of the same Class or Series having a proportionately smaller par value does not constitute the issue of a bonus Share.
127.	If several Persons are registered as joint holders of any Shares, any one of such Persons may give receipt for any Distribution made in respect of such Shares.

ACCOUNTS AND AUDIT

128.	The Company shall keep such accounts and records that:
(a)	are sufficient to show and explain the Company’s transactions; and
(b)	will at any time, enable the financial position of the Company to be determined with reasonable accuracy.
129.	The books of account shall be kept at the office of the Registered Agent or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.
130.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by a Resolution of Directors or by a Resolution of Shareholders.
131.	The accounts relating to the Company’s affairs shall only be audited if the Directors so determine, in which case the financial year end and the accounting principles will be determined by the Directors.
132.	The auditors of the Company shall not be deemed to be Officers.

NOTICES

133.	Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.
134.	Any Shareholder present, either personally or by proxy, at any Shareholders’ meeting shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.
135.	Any notice or other document, if served by:
(a)	post, shall be deemed to have been served five days after the time when the letter containing the same is posted;
(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;
(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or
(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

136.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.
137.	Notice of every Shareholders’ meeting shall be given to:
(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and
(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

Subject to the rules of any Designated Exchange, no other Person shall be entitled to receive notices of Shareholders’ meetings.

INDEMNITY

138.	Without prejudice to any additional indemnification agreements the Company may enter into in favour of the Directors, subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any Person (an “Indemnifiable Person”) who:
(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the Person is or was a Director, an Officer, agent or a liquidator of the Company; or
(b)	is or was, at the request of the Company, serving as a director, officer, agent or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.
139.	The Company may only indemnify an Indemnifiable Person if such Person acted honestly and in good faith and in what the Indemnifiable Person believed to be in the best interests of the Company and, in the case of criminal proceedings, the Indemnifiable Person had no reasonable cause to believe that his conduct was unlawful.
140.	The decision of the Directors as to whether the Indemnifiable Person acted honestly and in good faith and in what the Indemnifiable Person believed to be in the best interests of the Company and, in the case of criminal proceedings, as to whether such Person had no reasonable cause to believe that his conduct was unlawful, is in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.
141.	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the Indemnifiable Person did not act honestly and in good faith and with a view to the best interests of the Company or that such Person had reasonable cause to believe that his conduct was unlawful.
142.	Expenses, including legal fees, incurred by an Indemnifiable Person in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the Indemnifiable Person to repay the amount if it shall ultimately be determined that the Indemnifiable Person is not entitled to be indemnified by the Company in accordance with these Articles.
143.	Expenses, including legal fees, incurred by a former Director, Officer or agent in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former Director, Officer or agent, as the case may be, to repay the amount if it shall ultimately be determined that the former Director, Officer or agent is not entitled to be indemnified by the Company in accordance with these Articles and upon such other terms and conditions, if any, as the Company deems appropriate.
144.	The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the Person seeking indemnification or advancement of expenses may be entitled under any agreement, resolution of members, resolution of disinterested Directors or otherwise, both as to acting in the Person’s official capacity and as to acting in another capacity while serving as a Director, if applicable.
145.	If a Person to be indemnified has been successful in defence of any proceedings described above the Person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the Person in connection with the proceedings.

INSURANCE

146.	The Company may purchase and maintain insurance in relation to any person who is or was a Director, or who at the request of the Company is or was serving as a Director of, or in any other capacity is or was acting for another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability in the preceding Article.

NON-RECOGNITION OF TRUSTS

147.	Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as required by law) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register of Members, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

WINDING UP

148.	Subject to the other provisions of the Memorandum and these Articles (including paragraphs 30 to 44), if the Company shall be wound up, the liquidator may divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders of different Classes or Series. The liquidator may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator shall think fit, but so that no Shareholder shall be compelled to accept any asset whereon there is any liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

149.	These Articles may be amended in the manner prescribed in the Memorandum.

CLOSING OF REGISTER OF MEMBERS OR FIXING RECORD DATE

150.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any Distribution, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not exceed in any case forty days. If the Register of Members shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register of Members shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.
151.	In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any Distribution the Directors may, at or within ninety days prior to the date of declaration of such Distribution, fix a subsequent date as the record date for such determination.
152.	If the Register of Members is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a Distribution, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such Distribution is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

UNTRACEABLE SHAREHODLERS

153.	The Company shall be entitled to sell any Shares of a Shareholder or the Shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if and provided that:
(a)	all cheques, not being less than three in number, for any sums payable in cash to the holder of such Shares have remained uncashed for a period of 12 years;
(b)	the Company has not during that time or before the expiry of the three month period referred to in Article 157(c) below received any indication of the whereabouts or existence of the holder or person entitled to such Shares by death, bankruptcy or operation of law; and
(c)	upon expiry of the 12-year period, the Company has caused an advertisement to be published in newspapers, giving notice of its intention to sell such Shares, and a period of three months has elapsed since such advertisement.

The net proceeds of any such sale shall belong to the Company and upon receipt of the Company of such net proceeds the Company shall become indebted to the former Shareholder for an amount equal to such net proceeds.

REGISTRATION BY WAY OF CONTINUATION

154.	The Company may by Resolution of Directors or by Resolution of Shareholders resolve to be registered by way of continuation in a jurisdiction outside the British Virgin Islands in the manner provided under those laws. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Corporate Affairs to deregister the Company in the British Virgin Islands and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

155.	The Directors, or any service providers (including the Officers, the Secretary and the Registered Agent of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register of Members and books of the Company.

We, Walkers Corporate Services (BVI) Limited of Walkers Chambers, 171 Main Street, Road Town, Tortola VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign our name to these Articles of Association this 11th day of March, 2011.

Incorporator

Sgd: Smona Molyneaux
For and on behalf of
Walkers Corporate Services (BVI) Limited

Annex B

AMENDMENT NO. 1 TO THE INVESTMENT MANAGEMENT TRUST AGREEMENT

Amendment, dated as of April [  ], 2013 (the “Amendment”), to the Investment Management Trust Agreement, dated as of July 14, 2011 (the “IMTA Agreement”), by and between Blue Wolf Mongolia Holdings Corp., a British Virgin Islands business company (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the IMTA Agreement.

WHEREAS, the Company simultaneously consummated its initial public offering and the sale of its sponsor warrants in July 2011 and deposited $80,237,500 into the Trust Account; and

WHEREAS, the Company sought the approval of its Public Shareholders to amend and restate the Company’s memorandum and articles of association to (i) extend the date by which the Company must consummate its initial business combination from April 20, 2013 to July 22, 2013 (the “Extension Amendment”) and (ii) remove the requirement that the Company acquire a target business that has a fair market value equal to at least 80% of the value of the funds held in the Trust Account (the “80% Amendment”);

WHEREAS, the Company sought the approval of its Public Shareholders to amend the IMTA Agreement to: (i) permit the withdrawal and distribution of an amount, not to exceed an aggregate of $69,854,955 (the “Withdrawal Amount”), from the Trust Account to those persons holding Ordinary Shares comprising part of the units sold in its IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and (ii) extend the date on which to liquidate the Trust Account in accordance with the IMTA Agreement to July 22, 2013 (the “IMTA Amendment” and, together with the Extension Amendment and the 80% Amendment, the “Shareholder Proposals”); and

WHEREAS, holders of at least sixty-five percent (65%) of the Company’s issued and outstanding ordinary shares have approved the Shareholder Proposals.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the IMTA Agreement as set forth herein:

1. Agreements and Covenants of Trustee.

1.1. Section 1(i).  Section 1(i) is hereby amended and restated in its entirety so that it now reads in full as follows:

(i) Commence liquidation of the Trust Account only after and promptly after receipt of, and only in accordance with, the terms of a letter (“Termination Letter”), in a form substantially similar to that attached hereto as either Exhibit A or Exhibit B hereto, signed on behalf of the Company by an executive officer and complete the liquidation of the Trust Account and distribute the Property in the Trust Account only as directed by the Company; provided, however, that in the event that a Termination Letter has not been received by the Trustee by 11:59 P.M. New York City time on July 22, 2013 (“Termination Date”), the Trust Account shall be liquidated as soon as practicable thereafter in accordance with the procedures set forth in the Termination Letter attached as Exhibit B hereto and distributed to the Public Shareholders of record at the close of trading (4:00 P.M. New York City time) on the Termination Date. For the purposes of clarity, any transmission of such Termination Letter electronically, whether by facsimile, electronic mail (e-mail), PDF or otherwise, shall constitute an original of such Termination Letter hereunder.

1.2. Section 2(c).  Section 2(c) is hereby amended and restated in its entirety so that it now reads in full as follows:

(c) The Trustee shall, upon and in accordance with the written instruction of the Company, disburse to the Public Shareholders who (i) elected to exercise their redemption rights in connection with the Shareholder Proposals and redeem the Public Shares through an issuer tender offer (the “Tender Offer”) on Schedule TO in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) delivered the Public Shares to the Company’s transfer agent prior to the expiration of the Tender Offer, as directed by the Company in the Tender Offer documents, the amount indicated by the Company as required to pay the shareholders that have redeemed their Public Shares not to exceed the Withdrawal Amount.

1.3. Section 2(f).  Section 2(f) is hereby added to the IMTA Agreement so that it reads in full as follows:

(f) The written request of the Company referenced above shall constitute presumptive evidence that the Company is entitled to such funds, and the Trustee has no responsibility to look beyond such request.

1.4. Section 7(c).  Section 7(c) is hereby amended and restated in its entirety so that it now reads in full as follows:

(c) This Agreement contains the entire agreement and understanding of the parties hereto with respect to the subject matter hereof. Except for Sections 1(i), 2(a), 2(b), 2(c) and 2(d) (which may not be modified, amended or deleted without the affirmative vote of 65% of the then outstanding Ordinary Shares provided that no such amendment will affect any Public Shareholder who has otherwise either (i) indicated his election to redeem his Ordinary Shares in connection with a shareholder vote sought to amend this Agreement or (ii) not consented to any amendment to this Agreement to extend to the time he would be entitled to a return of his pro rata amount in the Trust Account), this Agreement or any provision hereof may only be changed, amended or modified (other than to correct a typographical error) by a writing signed by each of the parties hereto. As to any claim, cross-claim or counterclaim in any way relating to this Agreement, each party waives the right to trial by jury and the right to set-off as a defense. The Trustee may request an opinion from Company counsel as to the legality of any proposed amendment as a condition to its executing such amendment.

2. Miscellaneous.

2.1. Governing Law.  The validity, interpretation, and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles. The parties agree that all actions and proceedings arising out of this Amendment or any of the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or in a New York State Court in the County of New York and that, in connection with any such action or proceeding, submit to the jurisdiction of, and venue in, such court. Each of the parties hereto also irrevocably waives all right to trial by jury in any action, proceeding or counterclaim arising out of this Amendment or the transactions contemplated hereby.

2.2. Binding Effect.  This Amendment shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.

2.3. Entire Agreement.  This Amendment sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. Except as set forth in this Amendment, provisions of the IMTA Agreement which are not inconsistent with this Amendment shall remain in full force and effect.

2.4. Severability.  This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.5 Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment to the IMTA Agreement as of this    day of April, 2013.

CONTINENTAL STOCK TRANSFER
& TRUST COMPANY, as Trustee

By:	Name: Title:

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	Name: Lee Kraus Title: Chief Executive Officer

PROXY

BLUE WOLF MONGOLIA HOLDINGS CORP.
MEETING OF SHAREHOLDERS
April 15, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE
BOARD OF DIRECTORS OF BLUE WOLF MONGOLIA HOLDINGS CORP.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

The undersigned shareholder of Blue Wolf Mongolia Holdings Corp., a British Virgin Islands business company (the “Company” or “Blue Wolf”), having read the Notice of Shareholder Meeting and the proxy materials dated March 20, 2013, receipt of which are hereby acknowledged, revoking all prior proxies, hereby appoints Lee Kraus and Nicholas Edwards, or either of them, with the full power and authority to act as proxy of the undersigned and with full power of substitution, to vote all ordinary shares which the undersigned may be entitled to vote at the Shareholder Meeting of Blue Wolf to be held at the offices of Ellenoff Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, New York 10017 at 10:00 a.m., Eastern Time, on April 15, 2013, and at any adjournment or postponement thereof, on the matters set forth in this proxy and described in the proxy materials, and in their discretion with respect to such other matters as may be properly brought before the meeting or any adjournments or postponements thereof:

IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED AND EMPOWERED TO VOTE UPON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SHAREHOLDER MEETING AND ALL CONTINUATIONS, ADJOURNMENTS OR POSTPONEMENTS THEREOF, INCLUDING, IF SUBMITTED TO A VOTE OF THE SHAREHOLDERS, A MOTION TO ADJOURN THE SHAREHOLDER MEETING TO ANOTHER TIME OR PLACE FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

Proxy cards properly executed and returned without direction will be voted “FOR” the proposals.

Proposal 1 — The Extension Amendment

To consider and vote upon an amendment to Blue Wolf’s memorandum and articles of association (the “Charter”) to extend the date by which Blue Wolf must consummate its initial business combination from April 20, 2013 to July 22, 2013.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2 — The 80% Amendment Proposal

To consider and vote upon an amendment to the Charter removing the requirement that Blue Wolf acquire a target business with a fair market value equal to at least 80% of the value of the funds held in the Trust Account.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 3 — The IMTA Amendment Proposal

To consider and vote upon an amendment to the Investment Management Trust Agreement (the “IMTA”), by and between Blue Wolf and Continental Stock Transfer & Trust Company entered into at the time of our initial public offering (the “IPO”) governing the IPO funds held in the trust account (the “Trust Account”) to (i) permit the withdrawal and distribution of an amount not to exceed $69,854,955 (the “Withdrawal Amount”) from the Trust Account to those persons holding ordinary shares comprising part of the units sold in our IPO who wish to exercise their redemption rights in connection with the Extension Amendment and (ii) extend the date on which to liquidate the Trust Account in accordance with the IMTA to July 22, 2013.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated: _____________

INDIVIDUAL OR JOINT HOLDER:

___________________________________________
Signature

___________________________________________
Print Name Here

___________________________________________
Signature (if held jointly)

___________________________________________
Print Name Here

CORPORATE OR PARTNERSHIP HOLDER:

___________________________________________
Print Company Name Here

By: ________________________________________

___________________________________________
Print Name Here

Its: ________________________________________
Print Title Here